AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 13, 2003

================================================================================


                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of November 2003

                                 ANTENNA TV S.A.
                 (Translation of registrant's name into English)

                             KIFISSIAS AVENUE 10-12
                                 MAROUSSI 151 25
                                 ATHENS, GREECE
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [X]             Form 40-F       [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

================================================================================

                                                                            PAGE
                                                                            ----

PART I        FINANCIAL INFORMATION............................................5

         ITEM 1.  UNAUDITED FINANCIAL STATEMENTS...............................5

                  Consolidated Statements of Operations for the three months ended September 30, 2002 and 2003 and for the nine months ended September 30, 2002 and 2003 ...........................5

                  Consolidated Balance Sheets as of December 31, 2002 and
                  September 30, 2003.........................................6,7

                  Consolidated Statement of Shareholders' Equity for the nine months ended September 30, 2003..............................8

                  Consolidated Statements of Cash Flows for the nine months
                  ended September 30, 2002 and 2003............................9

                  Notes to the Consolidated Financial Statements..............10

         ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                  CONDITION AND RESULTS OF OPERATIONS.........................25

         ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK..35

PART II       OTHER INFORMATION...............................................37

         ITEM 4.  OTHER INFORMATION...........................................37

         This report (the "Quarterly Report") sets forth certain information regarding the financial condition and results of operations of Antenna TV S.A., a Greek SOCIETE ANONYME (the "Company"), for the fiscal quarter ended September 30, 2003.

         On June 25, 2003 the Company filed a Form 15 with the U.S. Securities and Exchange Commission to terminate the registration of its equity and debt securities under the Exchange Act (see Item 4. Other Information). However, because of provisions in the indentures governing the Company's senior notes, the Company is required to voluntarily file quarterly and annual reports with the SEC.

         The unaudited financial statements included in this Quarterly Report, in the opinion of management, reflect all necessary adjustments (which include only normal recurring adjustments) necessary for a fair presentation of the financial position, the results of operations and cash flows for the periods presented. The unaudited financial information included in this Quarterly Report has been prepared in accordance with U.S. generally accepted accounting principles.

         For a description of the Company's accounting policies, see Notes to Financial Statements in the Company's Annual Report on Form 20-F for the year ended December 31, 2002.

PART I            FINANCIAL INFORMATION

ITEM 1.           UNAUDITED FINANCIAL STATEMENTS

                                 ANTENNA TV S.A.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
             FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2002 AND 2003
            AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2003
          (In thousands of euro and US dollars, except per share data)

                                                         UNAUDITED THREE MONTHS ENDED     UNAUDITED NINE MONTHS ENDED
                                                               SEPTEMBER 30,                     SEPTEMBER 30,
                                                             --------------------         ---------------------------
                                               NOTES         2002            2003         2002       2003        2003
                                               -----         ----            ----         ----       ----        ----
                                                           ((EURO))        ((EURO))     ((EURO))   ((EURO))       ($)
Advertising revenue....................                     16,095          18,945       82,827     91,007     106,023
Related party revenue..................           2          1,032           1,846        3,269      4,873       5,677
Publication revenue....................                      4,734          5,447        13,110     17,256      20,103
Other revenue..........................                      3,993          4,276        14,178     15,255      17,772
                                                           -------         -------      -------     -------    -------
Total net revenue......................          11         25,854          30,514      113,384     128,391    149,575
                                                           -------         -------      -------     -------    -------

Cost of sales..........................                     12,333          13,477       47,653     51,521      60,023
Selling, general and administrative
   expenses............................                      6,685           7,857       20,530     23,001      26,795
Amortization of programming costs......           3         11,835          13,550       34,152     38,736      45,127
Depreciation and amortization..........          11          2,343           1,745        6,459      5,177       6,031
                                                           -------         -------      -------     -------    -------

Operating (loss) income ...............          11         (7,342)         (6,115)        4,590      9,956      11,599

Interest expense, net..................         7,8         (5,703)         (5,342)     (16,984)   (15,871)    (18,490)
Foreign exchange gains, net............           9            490             671        5,465      5,829       6,791
Other (expense) income, net............          11         (3,653)             37       (4,544)       146         170

Minority interest in (income) loss of
   consolidated entities...............                        (15)             (2)         724         21          24
                                                           -------         -------      -------     -------    -------
(Loss) earnings before income taxes....                    (16,223)        (10,751)     (10,749)        81          94
(Benefit) provision for income taxes...           6         (5,567)         (3,567)      (2,449)     2,912       3,392
                                                           -------         -------      -------     -------    -------
(Loss) before change in accounting
   principle...........................                    (10,656)         (7,184)      (8,300)    (2,831)     (3,298)
Cumulative effect of a change in
   accounting principle (net of income
   tax of(euro)117)....................           1             --              --         (953)        --          --
                                                           -------         -------      -------     -------    -------
Net (loss).............................                    (10,656)         (7,184)      (9,253)    (2,831)     (3,298)
                                                           =======         =======      =======     =======    =======
Basic and diluted (loss)  per share
   before cumulative effect of the
   change in accounting principle......                      (0.5)            (0.3)        (0.4)      (0.1)       (0.1)
                                                           =======         =======      =======     =======    =======
Basic and diluted (loss) per share of
   the change in accounting principle..                         --              --           --          --         --
                                                           =======         =======      =======     =======    =======
Basic and diluted (loss) per share.....                       (0.5)           (0.3)        (0.4)      (0.1)       (0.1)
                                                           =======         =======      =======     =======    =======

        Exchange rate for the convenience translation of the September 30, 2003 balances is (euro)1.00 to $1.165
                  The accompanying notes are an integral part of the consolidated financial statements.

                                 ANTENNA TV S.A.

                           CONSOLIDATED BALANCE SHEETS
                 AS OF DECEMBER 31, 2002 AND SEPTEMBER 30, 2003
                      (In thousands of euro and US dollars)

                                                                                            UNAUDITED
                                                                   DECEMBER 31,           SEPTEMBER 30,
                                                                   ------------        --------------------
                                                         NOTES         2002             2003           2003
                                                         -----         ----             ----           ----
                                                                     ((EURO))          ((EURO))         ($)
ASSETS
-------------------------------------------------
Current assets:
   Cash and cash equivalents.....................                    89,815           63,423          73,888
   Marketable equity securities..................           5         3,531            3,813           4,442
   Accounts receivable, less allowance for
      doubtful accounts of(euro)6,747 in December
      2002 and(euro)7,147 in September 2003......                    77,715           83,031          96,731
   Inventories...................................                     2,303            2,097           2,443
   Due from related parties......................           2        15,799           18,279          21,295
   Advances to related parties...................           2         3,761            3,515           4,095
   Advances to third parties.....................                     7,786            9,744          11,352
   Deferred tax assets...........................           6         4,137            3,898           4,541
   Prepaid expenses and other current assets.....                      684               913           1,064
   Income and withholding tax advances...........                     1,451            1,646           1,918
                                                                    -------          -------         -------
      Total current assets.......................                   206,982          190,359         221,769
                                                                    -------          -------         -------

   Investments...................................                    13,532           13,532          15,765
   Property and equipment, net...................                    21,319           22,482          26,191
   Broadcast, transmission and printing
      equipment under capital leases, net........                     4,102            3,514           4,094
   Deferred charges, net.........................           1         5,559            4,437           5,169
   Programming costs.............................           3        98,755           88,448         103,042
   Due from related party........................           2         9,754            9,480          11,044
   Advances to related parties...................           2           153              189             220
   Goodwill......................................           1         5,120            5,699           6,639
   Other amortizable intangible assets, net......                       474              403             469
   Deferred tax assets...........................           6        17,561           15,542          18,106
   Other assets..................................           4         9,230            9,223          10,745
                                                                    -------          -------         -------
      Total assets...............................                   392,541          363,308         423,253
                                                                    =======          =======         =======

       Exchange rate for the convenience translation September 30, 2003 balances is(euro)1.00 to $1.165
            The accompanying notes are an integral part of the consolidated financial statements.

                                 ANTENNA TV S.A.

                           CONSOLIDATED BALANCE SHEETS
                 AS OF DECEMBER 31, 2002 AND SEPTEMBER 30, 2003
                      (In thousands of euro and US dollars)

                                                                                            UNAUDITED
                                                                   DECEMBER 31,           SEPTEMBER 30,
                                                                   ------------        --------------------
                                                         NOTES         2002             2003           2003
                                                         -----         ----             ----           ----
                                                                     ((EURO))          ((EURO))         ($)
LIABILITIES & SHAREHOLDERS' EQUITY
-------------------------------------------------
Current liabilities:
   Bank overdrafts and short-term borrowings.....                    17,875           17,301          20,155
   Current portion of obligations under capital
        leases...................................                       870              824             960
   Current portion of long-term debt ............           8           489               --              --
   Trade accounts, notes and cheques payable.....                    34,790           36,644          42,690
   Program license payable.......................                    20,723           14,554          16,955
   Customer advances.............................                     1,174            1,912           2,226
   Payable to related parties....................           2            23               38              44
   Accrued interest..............................                     9,644            4,399           5,125
   Accrued expenses and other current liabilities                    13,268           15,817          18,427
   Income taxes payable..........................           6        10,646            3,317           3,864
   Deferred tax liability........................           6         3,712            3,316           3,863
                                                                    -------          -------         -------
      Total current liabilities..................                    113,214          98,122         114,309
                                                                    -------          -------         -------
Long-term liabilities:
   Senior notes..................................           7       212,691          202,080         235,424
   Long-term obligations under capital leases....                     1,998            1,338           1,559
   Payable to related parties....................           2           398              398             464
   Employee retirement benefits..................                     1,742            1,747           2,035
   Long-term provisions..........................                       481              275             321
                                                                    -------          -------         -------
      Total liabilities..........................                    330,524         303,960         354,112
                                                                    -------          -------         -------

Minority interests...............................                        66               45              53
                                                                    -------          -------         -------
   Shareholders' equity:
   Share capital.................................                     5,825            5,825           6,786
   Additional paid-in capital....................                    84,270           84,270          98,174
   Accumulated (deficit).........................                   (28,225)         (31,056)        (36,180)
   Accumulated other comprehensive income .......                        81              264             308
                                                                    -------          -------         -------
      Total shareholders' equity.................                    61,951           59,303          69,088
                                                                    -------          -------         -------
      Total liabilities and shareholders' equity.                   392,541          363,308         423,253
                                                                    =======          =======         =======

        Exchange rate for the convenience translation of the September 30, 2003 balances is(euro)1.00 to $1.165
            The accompanying notes are an integral part of the consolidated financial statements.

                                 ANTENNA TV S.A.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003
                             (In thousands of euro)

                                                                     ACCUMULATED (DEFICIT)
                                 -----------------------------------------------------------------------------------------------
                                                        LEGAL,
                                                       TAX FREE                           ACCUMULATED
                                          ADDITIONAL      AND                                OTHER
                                  SHARE     PAID-IN      OTHER    ACCUMULATED             COMPREHENSIVE   GRAND    COMPREHENSIVE
                                 CAPITAL    CAPITAL    RESERVES    (DEFICIT)     TOTAL       INCOME       TOTAL       INCOME
                                 -------    -------    --------    ---------     -----       ------       -----       ------
BALANCE DECEMBER 31, 2002.         5,825     84,270       2,224      (30,449)   (28,225)         81      61,951           --
Net income for the nine
  months (unaudited)......            --         --          --       (2,831)    (2,831)         --      (2,831)      (2,831)
Unrealized gain on
  available for sale
  equity securities, net
  of tax charge(euro)99
  (unaudited) ............            --         --          --           --         --         183         183          183
Total comprehensive                                                                                                   ------
  income (unaudited)......            --         --          --           --         --          --          --       (2,648)
                                   -----     ------       -----      -------    -------         ---      ------       ======
BALANCE SEPTEMBER 30,
  2003 (UNAUDITED)........         5,825     84,270       2,224      (33,280)   (31,056)        264      59,303
                                   =====     ======       =====      =======    =======         ===      ======

                      The accompanying notes are an integral part of the consolidated financial statements.

                                 ANTENNA TV S.A.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2003
                      (In thousands of euro and US dollars)

                                                             UNAUDITED NINE MONTHS ENDED SEPTEMBER 30,
                                                           ---------------------------------------------
                                                             2002              2003              2003
                                                             ----              ----              ----
                                                           ((EURO))          ((EURO))             ($)
CASH FLOWS FROM OPERATING ACTIVITIES
   Net (loss)....................................           (9,253)           (2,831)           (3,298)

ADJUSTMENTS TO RECONCILE NET(LOSS) TO NET CASH
   Gain from repurchase of Senior Notes..........             (371)             (183)             (213)
   Cumulative effect of a change in accounting
        principle................................              953                --                --
   Deferred income taxes.........................          (13,363)            1,763             2,053
   Minority interest on acquired entities........             (724)              (21)             (24)
   Amortization of debt issuance expenses........              995               868             1,011
   Write down in marketable equity securities                4,813                --                --
   Depreciation of property and equipment and
        capital leases and amortization of
        programming costs and other
        intangibles..............................           40,611            43,912            51,157
   Provision for employee retirement benefits....              188                 5                 6
CHANGE IN CURRENT ASSETS AND LIABILITIES
   Decrease (increase) in accounts and other
        receivable...............................            1,946            (5,316)           (6,193)
   Decrease (increase) from/due to related
        parties..................................            2,468            (2,010)           (2,342)
   (Increase) in programming costs...............          (36,363)          (34,228)          (39,876)
   (Increase) decrease in prepaid and licensed
        programming expenditures.................             (527)            5,799             6,756
   Increase in trade accounts, notes and cheques
        payable..................................            3,034             1,855             2,161
   (Decrease) in licensed program payable........           (5,784)           (6,169)           (7,187)
   (Increase) decrease in inventories............             (270)              207               241
   Increase in customer advances.................              965               737               859
   (Decrease) in accrued expenses and other
        liabilities..............................           (8,873)           (2,697)           (3,142)
   Increase (decrease) in income taxes payable...            8,308            (7,330)           (8,539)
   Other, net....................................           (1,299)           (2,550)           (2,971)
                                                           -------           -------           -------
         Total adjustments.......................           (3,293)           (5,358)           (6,243)
                                                           -------           -------           -------

NET CASH (USED) IN OPERATING ACTIVITIES..........          (12,546)           (8,189)           (9,541)
                                                           -------           -------           -------

CASH FLOWS FROM INVESTING ACTIVITIES
   (Acquisition) of businesses, net of cash......            (226)             (760)             (885)
   Purchase of assets under capital leases.......            (177)               -                 -
   Purchase of fixed assets......................           (2,174)           (5,499)           (6,406)
                                                           -------           -------           -------
NET CASH (USED) IN INVESTING ACTIVITIES..........           (2,577)           (6,259)           (7,291)
                                                           -------           -------           -------
CASH FLOW FROM FINANCING ACTIVITIES
   Debt issuance costs...........................              (42)               --                --
   Repayment of long-term debt...................             (486)             (489)             (570)
   Redemption of Senior Notes....................           (2,050)           (3,470)           (4,043)
   (Decrease) in bank overdrafts and short term
        borrowings, net..........................             (340)             (575)             (669)
     Decrease in restricted cash.................               11                --                --
   Increase in lease obligations.................              177                --                --
   Repayments of capital lease obligations.......             (752)             (707)             (824)
                                                           -------           -------           -------
NET CASH (USED) IN FINANCING ACTIVITIES..........           (3,482)           (5,241)           (6,106)
                                                           -------           -------           -------

Effect of exchange rate changes on cash..........           (8,562)           (6,703)           (7,808)
(Decrease) in cash...............................          (27,167)          (26,392)          (30,746)
Cash at beginning of year........................          104,597            89,815           104,634
                                                           -------           -------           -------
CASH AT END OF PERIOD............................           77,430            63,423            73,888
                                                           =======           =======           =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
   Cash paid for interest........................           23,364            20,983            24,445
   Cash paid for income taxes....................            3,837             6,936             8,080


 Exchange rate for the convenience translation of the September 30, 2003 balances is(euro)1.00 to $1.165
         The accompanying notes are an integral part of the consolidated financial statements.

                                 ANTENNA TV S.A.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     (In thousands of euro and U.S. Dollars,
                except share data and where otherwise indicated)


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

         The consolidated financial statements and related notes at September 30, 2003 and for the nine months ended September 30, 2002 and 2003 are unaudited and prepared in conformity with the accounting principles applied in the Company's 2002 Annual Report on Form 20-F for the year ended December 31, 2002. In the opinion of management, such interim financial statements include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the results for such periods. The results of operations for the nine months ended September 30, 2003 are not necessarily indicative of the results to be expected for the full year or any other interim period.

ACQUISITIONS OF UNRELATED BUSINESS

         On July 29, 2003 the Company became the sole shareholder of a newly established company, Fame Studio EPE and (euro)18 was contributed as a share capital. The activities of Fame Studio EPE are expected to commence in the fourth quarter of 2003.

         On September 8, 2003, the Company acquired a further 12.5% interest in Heaven Music for cash consideration of (euro)579. This acquisition was accounted for using the purchase method and, accordingly net assets acquired have been recorded based on their estimate of fair value and the results of their operations included from the date of acquisition. Based on estimates of fair value, the cash consideration of (euro)579 has been allocated to goodwill.

BUSINESS COMBINATIONS AND GOODWILL AND OTHER INTANGIBLE ASSETS

         On January 1, 2002, the Company adopted Financial Accounting Standards Board (the "FASB") Statement No. 141, BUSINESS COMBINATIONS, and Statement No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF.

         Upon adoption of SFAS No. 141 and SFAS No. 142, the Company evaluated its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and made any necessary reclassifications required by SFAS No. 141. Upon the adoption of SFAS No. 142, the Company reassessed the useful lives and residual values of all intangible assets acquired in purchase business combinations. In addition, to the extent an intangible asset was identified as having an indefinite useful life, the Company tested the intangible asset for impairment in accordance with the provisions of SFAS No. 142 during the first quarter 2002.

         In connection with the transitional goodwill impairment evaluation, SFAS No. 142 required the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company identified its reporting units and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. To the extent a reporting unit's carrying amount exceeded its fair value, an indication existed that the reporting unit's goodwill was

                                 ANTENNA TV S.A.

                     (In thousands of euro and U.S. Dollars,
                except share data and where otherwise indicated)


impaired. In the second step, the Company compared the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, to its carrying amount, both of which were measured as of the date adoption. During the nine months ended September 30, 2002, the Company completed its impairment review, which indicated that there was an impairment loss resulting from the initial application of these statements. The transitional impairment loss of (euro)953 ($999), net of tax as a cumulative effect of a change in accounting principle.

         The changes in the carrying amount of goodwill and other intangible assets as at December 31, 2002 and for the nine months ended September 30, 2003 are as follows:


DECEMBER 21, 2002

                                                                        OTHER
                                                                     AMORTIZABLE
                                                                      INTANGIBLE
                                                       GOODWILL         ASSETS
                                                       --------         ------

Balance January 1, 2001...............................   5,856             702
Other intangible assets acquired during 2002, net.....      --             107
Impairment losses upon initial application............    (736)            (335)
                                                        ------           ------
Balance December 31, 2002.............................   5,120              474
                                                        ======           ======

SEPTEMBER 30, 2003

                                                                        OTHER
                                                                     AMORTIZABLE
                                                                      INTANGIBLE
                                                       GOODWILL         ASSETS
                                                       --------         ------
Balance January 1, 2003...............................   5,120             474
Goodwill and other intangible assets (amortized)
acquired during nine months, net......................     579             (71)
                                                        ------           ------
Balance September 30, 2003............................   5,699             403
                                                        ======           ======


PRINCIPLES OF CONSOLIDATION AND ACCOUNTING FOR INVESTMENT

         The consolidated financial statements of the Company include all of its significant majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

         Investments in which the Company does not own a controlling interest or for which the minority shareholders have significant veto rights over operating decisions (participating rights requiring unanimous shareholder approval, including: transactions in excess of (euro)59, operating budgets, senior management positions, borrowing and amendments to contractual obligations) are accounted for using the equity method. Under the equity method, only Antenna's investment in and amounts due to and from the equity investee are included in the consolidated balance sheet and only Antenna's share of the investee's earnings is included in the consolidated operating results.

         Investments in companies in which Antenna does not have a controlling interest, or an ownership and voting interest so large as to exert significant influence, are accounted for at market value if the investments are publicly traded. If the investment is not publicly traded then the investment is accounted for at cost.

                                 ANTENNA TV S.A.

                     (In thousands of euro and U.S. Dollars,
                except share data and where otherwise indicated)


         Marketable equity securities are classified as "available-for-sale" and are recorded at fair value with unrealized gains and losses, net-of-tax, included in stockholders' equity under other comprehensive income (loss) until the investment is sold, at which time the realized gain or loss is included in income. Dividends and other distributions from both market-value and cost-method investments are included in income when declared.

         The Company continually reviews its investments to determine whether a decline in fair value below the cost basis is other-than-temporary. If the decline in fair value is judged to be other-than-temporary, the cost basis of the security is written down to fair value and the amount of the write-down is included in the consolidated statements of operations.

DEFERRED CHARGES

         The expenses incurred in connection with the issuance and distribution of the Company's 9% Senior Notes due 2007 issued on August 12, 1997 (the "2007 Notes") (see Note 7), were capitalized and are amortized on a straight-line basis over the term of the 2007 Notes. The expenses incurred in the connection with issuance and distribution of the Company's 9 3/4% Senior Notes due 2008, issued on June 18, 2001 (the "2008 Notes") were capitalized and are being amortized over the term of the 2008 Notes. Amortization for the three and nine months ended September 30, 2002 and 2003 totaled (euro)332, (euro)332, (euro)995 and (euro)868 respectively, and is included in interESt expense in the accompanying unaudited consolidated statements of operations for the nine months ended September 30, 2002 and 2003.


COMPREHENSIVE INCOME (LOSS)

         Comprehensive income (loss) is as follows:

                                                UNAUDITED        UNAUDITED       UNAUDITED       UNAUDITED
                                              THREE MONTHS     THREE MONTHS     NINE MONTHS     NINE MONTHS
                                                  ENDED            ENDED           ENDED           ENDED
                                              SEPTEMBER 30,    SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,
                                                  2002             2003            2002            2003

Net (loss)                                         (10,656)           (7,184)         (9,253)        (2,831)
Unrealized gain (loss) on available for
sale equity securities, net                            491              (159)             --            183
                                                   -------            ------          ------         ------
Comprehensive (loss)                               (10,165)           (7,343)         (9,253)        (2,648)
                                                   =======            ======          ======         ======


NEW ACCOUNTING PRONOUNCEMENTS

         ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES.

         In June 2002, the FASB issued Statement No. 146, ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3., LIABILITY RECOGNITION FOR CERTAIN EMPLOYEE TERMINATION BENEFITS AND OTHER COSTS TO EXIT AN ACTIVITY (INCLUDING CERTAIN COSTS INCURRED IN A RESTRUCTURING).

         SFAS No. 146 applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS No. 144, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS. Those costs include, but are not limited

                                 ANTENNA TV S.A.

                     (In thousands of euro and U.S. Dollars,
                except share data and where otherwise indicated)


to: termination benefits provided to current employees that are involuntarily terminated under the terms of a benefit arrangement that, in substance, is not an ongoing benefit arrangement or an individual deferred compensation contract; costs to terminate a contract that is not a capital lease and costs to consolidate facilities or relocate employees. SFAS No. 146 does not apply to costs associated with the retirement of long lived assets covered by the FASB Statement No. 143, ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS.

         Generally a liability for exit or disposal activity costs shall be recognized and measured at its fair value in the period in which the liability is incurred (except for a liability for one-time termination benefits that is incurred over time). In the unusual circumstances in which fair value cannot be reasonably estimated, the liability shall be recognized in the period in which the fair value can be reasonably estimated.

         The provisions of SFAS No. 146 are effective for exit or disposal activities initiated after December 31, 2002. The adoption of this statement did not have a material impact on the Company's consolidated results of operations or financial position.


         FASB INTERPRETATION NO. 45.

         In November 2002, the FASB issued Interpretation No. 45, "GUARANTORS'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES, INCLUDING INDIRECT GUARANTEES OF INDEBTEDNESS OF OTHERS". Interpretation No. 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under the guarantee. The disclosure provisions of Interpretation No. 45 are effective for financial statements of annual periods that end after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The application of Interpretation No. 45 did not have a material impact on the Company's consolidated results of operations or financial position.

         SFAS NO. 148.

         In December 2002, the FASB issued Statement No. 148, "ACCOUNTING FOR STOCK BASED COMPENSATION - TRANSITION AND DISCLOSURE". This statement amends FASB Statement No. 123, "ACCOUNTING FOR STOCK BASED Compensation", to provide alternative methods of transition to SFAS 123's fair value method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure in the summary of significant accounting polices of the effects of an entity's accounting policy with respect to stock based employee compensation on reported net income and earnings per share in annual financial statements. SFAS No. 148's amendment of the transition and annual disclosure requirements are effective for fiscal years ended after December 15, 2002. Presently the Company has no stock-based compensation awards to its employees and directors.

         FASB INTERPRETATION NO. 46.

         In January 2003, the FASB issued Interpretation No. 46 "CONSOLIDATION OF VARIABLE INTEREST ENTITIES, AN INTERPRETATION OF ARB NO. 51". Interpretation No. 46 addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation No. 46. Interpretation No. 46 applies immediately to variable interest in variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains on interest after that date. It applies in the fiscal year or interim period ending after December 15, 2003 for variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company believes that the impact of Interpretation No. 46 on its consolidated operating results or financial position will be immaterial.

                                 ANTENNA TV S.A.

                     (In thousands of euro and U.S. Dollars,
                except share data and where otherwise indicated)


         SFAS NO. 149

         In April 2003, FASB issued Statement No. 149, AMENDMENT OF STATEMENT 133 ON DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. SFAS No. 149 requires that contracts with comparable characteristics be accounted for similarly as this will result in more consistent reporting of contracts as either derivatives or hybrid instruments. SFAS No. 149 is effective on a prospective basis for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. The provisions of SFAS No. 149 that relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, paragraphs 7(a) and 23(a) of SFAS No. 149, which relate to forward purchases or sales of WHEN-ISSUED securities or other securities that do not yet exist, should be applied to both existing contracts and new contracts entered into after June 30, 2003. Presently the Company has no derivative instruments or hedging activities.

         SFAS NO. 150

         In May 2003, No. 150, "ACCOUNTING OF CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY". SFAS No. 150 establishes standards on how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Some of the provisions of this Statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, "ELEMENTS OF FINANCIAL STATEMENTS". SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. For financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption, the effect will be reported as a cumulative effect of a change in accounting principle. Restatement is not permitted. The adoption of SFAS No. 150 did not have a material impact on the Company's consolidated operating results or financial position.

TRANSLATIONS OF EURO INTO U.S. DOLLARS

         The consolidated financial statements of the Company are stated in euro. The translations of euro into U.S. Dollars are included solely for the convenience of the reader, using the noon buying rate in New York City on September 30, 2003, which was (euro)1.00 to $1.165. The convenience translations should not be construed as representations that the euro amounts have been, could have been, or could in the future be, converted into U.S. Dollars at this or any other rate of exchange.

2.       DUE FROM RELATED PARTIES

         The Company sells advertising spots, licensing and distribution rights to certain related parties in the ordinary course of business. Furthermore, the Company also derives revenue from related parties by charging fees for the use of the Company's production facilities and technical and administrative services for the production of infomercials. Such related parties consist of companies, which have common ownership and/or management with the Company. The Company believes that, in each case, the terms of such transactions are no less favorable than those that would be attainable by the Company in the ordinary course from unaffiliated third parties under similar circumstances.

                                 ANTENNA TV S.A.

                     (In thousands of euro and U.S. Dollars,
                except share data and where otherwise indicated)


         Balances from related companies are as follows:

                                                                                                   UNAUDITED
                                                                                DECEMBER 31,     SEPTEMBER 30,
                                                                                       2002              2003
                                                                                -----------       -----------
ACCOUNTS RECEIVABLE
     Current:
         Antenna Satellite...........................................                 2,781             2,728
         Epikinonia EPE..............................................                 1,190             1,786
         Antenna TV Ltd. (Cyprus)....................................                 5,926             6,110
         Antenna Satellite Radio.....................................                   389                --
         Echos and Rhythmos EPE......................................                   690             1,112
         Makedonia TV S.A............................................                 4,823             6,543
                                                                                -----------       -----------
                                                                                     15,799            18,279
                                                                                ===========       ===========
     Long-term:
         Antenna Satellite...........................................                 9,754             9,480
                                                                                ===========       ===========
ADVANCES
     Current:
         Epikinonia EPE..............................................                   667               281
         Echos and Rhythmos EPE......................................                 2,237             2,437
         Makedonia TV S.A............................................                   621               629
         Catalogue Auctions Hellas S.A...............................                    68                --
         JVFM-Epikinonia                                                                168               168
                                                                                -----------       -----------
                                                                                      3,761             3,515
                                                                                ===========       ===========
     Long-term:
         JVFM-Epikinonia.............................................                    53                53
         Epikinonia Ltd..............................................                   100               136
                                                                                -----------       -----------
                                                                                        153               189
                                                                                ===========       ===========
ACCOUNTS PAYABLE
     Current:
         Makedonia TV SA.............................................                    12                12
         Echos and Rhythmos EPE......................................                    11                26
                                                                                -----------       -----------
                                                                                         23                38
                                                                                ===========       ===========
     Long-term:
         Payable to minority shareholders of Daphne Communications SA                   398               398
                                                                                ===========       ===========

                                                                         UNAUDITED REVENUE
                                                                       FROM RELATED PARTIES
                                                  -----------------------------------------------------------
                                                  THREE MONTHS    THREE MONTHS   NINE MONTHS    NINE MONTHS
                                                      ENDED           ENDED          ENDED          ENDED
                                                  SEPTEMBER 30,   SEPTEMBER 30,  SEPTEMBER 30,  SEPTEMBER 30,
                                                      2002            2003           2002            2003
                                                   -----------     -----------    -----------     -----------
Epikinonia Ltd. (Production facilities
     and technical and administrative
     services)............................                 409             886            774           1,249
Antenna Satellite TV (USA) Inc. (License
     and technical fees)..................                 255             275            766           1,152
Antenna TV Ltd. (Cyprus) (Royalties)......                 154             229          1,255             675
Echos and Rhythmos EPE....................                  67             126            176             363
Makedonia TV S.A..........................                 147             330            298           1,434
                                                   -----------     -----------    -----------     -----------
                                                         1,032           1,846          3,269           4,873
                                                   ===========     ===========    ===========     ===========

                                 ANTENNA TV S.A.

                     (In thousands of euro and U.S. Dollars,
                except share data and where otherwise indicated)


3.       PROGRAMMING COSTS

         The following table sets forth the components of the programming costs, net of amortization:

                                                                                        UNAUDITED
                                                                     DECEMBER 31,      SEPTEMBER 30,
                                                                         2002              2003
                                                                     -----------       -----------
Produced programming............................................          68,399            64,382
Purchased sports rights.........................................           2,488             1,998
Licensed program rights.........................................          17,593            16,062
Prepaid license program rights..................................           8,066             4,247
Prepaid produced programs.......................................           2,209             1,579
Prepaid sports rights...........................................              --               180
                                                                     -----------       -----------
                                                                          98,755            88,448
                                                                     ===========       ===========

4.       OTHER ASSETS

         Other assets are analyzed as follows:

                                                                                        UNAUDITED
                                                                     DECEMBER 31,      SEPTEMBER 30,
                                                                         2002              2003
                                                                     -----------       -----------
Advance for the right to acquire an interest in Macedonia TV....           8,804             8,804
Guarantee deposits..............................................             426               419
                                                                     -----------       -----------
                                                                           9,230             9,223
                                                                     ===========       ===========

         On February 24, 2000 the Company advanced (euro)8,804 in exchange for the right to acquire a controlling interest in Macedonia TV, one of the six Greek commercial TV broadcasters with a nationwide license. This right gives Antenna the ability to acquire a 51% interest in Macedonia TV from its three shareholders for a total consideration equal to the advance payment. The Company may acquire this interest by February 2006, but may only do so if and when Greek law permits a broadcaster and/or its shareholders to own or control two licensed free-to-air television broadcast companies. If the interest is not acquired or the right of acquisition not extended, Antenna will be refunded all amounts paid and will be granted a right of first refusal over any future transfers of the 51% interest.

5.       INVESTMENTS

                                                                                        UNAUDITED
                                                                     DECEMBER 31,      SEPTEMBER 30,
                                                                         2002              2003
                                                                     -----------       -----------
Equity method investments.......................................              15                15
Cost method investment..........................................          13,517            13,517
                                                                     -----------       -----------
                                                                          13,532            13,532
                                                                     ===========       ===========

Available-for-sale equity securities:
Cost ...........................................................           3,408             3,408
Unrealized gain.................................................             123               405
                                                                     -----------       -----------
                                                                           3,531             3,813
                                                                     ===========       ===========

                                 ANTENNA TV S.A.

                     (In thousands of euro and U.S. Dollars,
                except share data and where otherwise indicated)


         EQUITY-METHOD INVESTMENTS

         Represents a 40% interest in Antenna Optima S.A.

         COST-METHOD INVESTMENT

         Represents a 5% interest in NetMed NV which the Company acquired on October 8, 2001. NetMed NV is a provider of pay-television services in Greece and Cyprus and currently provides analog and digital services.

         AVAILABLE-FOR-SALE EQUITY SECURITIES

         During 2000, the Company acquired a 14.49% interest in Euroholdings Capital & Investment Corp. (previously known as Athenian Capital Holdings S.A.) in various open market transactions for an aggregate purchase price of
(euro)45.6 million. In previous periods, the decline in fair value of (euro)42.2 million was judged to be other-than-temporary and the cost basis was written-down to (euro)3.4 million.

6.       DEFERRED INCOME TAXES

         The deferred income taxes relate to the temporary differences between the book values and the tax bases of assets and liabilities. Significant components of the Company's deferred tax liabilities and assets as at December 31, 2002 and September 30, 2003 are summarized below:

                                                                                        UNAUDITED
                                                                     DECEMBER 31,      SEPTEMBER 30,
                                                                         2002              2003
                                                                     -----------       -----------
Deferred tax liabilities:
     Intangible and tangible assets.............................             215               400
     Programming costs..........................................           7,033             6,034
     Deferred charges...........................................             639               777
     Leased assets..............................................           1,185             1,006
     Customer advances and accounts payable.....................             276                --
     Other......................................................             653             1,262
                                                                     -----------       -----------
Gross deferred tax liabilities..................................          10,001             9,479
                                                                     -----------       -----------
Deferred tax assets:
     Property and equipment.....................................             100               140
     Start up costs.............................................           2,712             2,207
     Long term liability........................................              45                45
     Long term lease liability..................................             400               253
     Short-term lease liability.................................             314               288
     Long-term receivables......................................             674               674
     Accounts receivable........................................           2,269             1,901
     Employee retirement benefits...............................             494               567
     Other assets...............................................           8,412             8,551
     Marketable equity securities...............................           9,603             8,180
     Accrued expenses and other provisions......................             259                --
     Iperating losses...........................................           4,993             6,510
                                                                     -----------       -----------
Gross deferred tax assets.......................................          30,275            29,316
                                                                     -----------       -----------
Less: Valuation allowance                                                 (2,288)           (3,713)
                                                                     -----------       -----------
Net deferred tax assets.........................................          17,986            16,124
                                                                     ===========       ===========

         Deferred tax assets were reduced by a valuation allowance primarily relating to the tax benefits attributable to net operating losses and start-up costs related to Daphne, VIPS 24 and Nova Bulgaria, where it is not expected that these losses and benefits will be utilized and fully reverse before expiration.

                                 ANTENNA TV S.A.

                     (In thousands of euro and U.S. Dollars,
                except share data and where otherwise indicated)


         The classification of deferred income taxes in the accompanying balance sheets is as follows:

                                                                                        UNAUDITED
                                                                     DECEMBER 31,      SEPTEMBER 30,
                                                                         2002              2003
                                                                     -----------       -----------
Net current deferred tax liability..............................          (3,712)           (3,316)
                                                                     -----------       -----------
Net current deferred tax asset..................................           4,137             3,898
                                                                     -----------       -----------
Net non-current deferred tax asset..............................          17,561            15,542
                                                                     -----------       -----------

         The provision for income taxes reflected in the accompanying statements of operation is analyzed as follows:

                                         UNAUDITED THREE MONTHS ENDED         UNAUDITED NINE MONTHS ENDED
                                         ----------------------------         ---------------------------
                                         SEPTEMBER 30,  SEPTEMBER 30,         SEPTEMBER 30, SEPTEMBER 30,
                                             2002           2003                  2002          2003
                                         -------------  -------------         ------------- -------------
Current..............................           1,665            157                10,914        1,149
Deferred income taxes................          (7,232)        (3,724)              (13,363)       1,763
                                          -----------    -----------           -----------  -----------
(Benefit) provision for income taxes.          (5,567)        (3,567)               (2,449)       2,912
                                          ===========    ===========           ===========  ===========

         The reconciliation of the provision for income taxes to the amount determined by the application of the Greek statutory tax rate of 35% in 2001 and 2002, to pre-tax income is summarized as follows:


                                                UNAUDITED THREE MONTHS ENDED         UNAUDITED NINE MONTHS ENDED
                                                 ----------------------------         ---------------------------
                                                 SEPTEMBER 30,  SEPTEMBER 30,         SEPTEMBER 30, SEPTEMBER 30,
                                                     2002           2003                  2002          2003
                                                 -------------  -------------         ------------- -------------
Tax (benefit) provision at statutory rate........      (5,677)        (3,763)               (3,762)           28
Effect of change in tax rate.....................          --             --                   322            --
Goodwill and other amortizable intangible assets.          44              9                    78            72
Interest income..................................          --            (22)                  (38)          (86)
Effect of minority interest......................           6             15                  (253)            7
Disallowed prior period expenses, non-deductible
     general expenses and additional taxes.......         176            (90)                  510         1,638
(Income) not subject to income tax...............        (116)           (47)                 (162)         (172)
Increase in valuation allowance..................          --            331                   856         1,425
                                                  -----------    -----------           -----------   -----------
                                                       (5,567)        (3,567)               (2,449)        2,912
                                                  ===========    ===========           ===========   ===========

         Interest income is taxed at a lower rate (15%) than operating income. Disallowed prior period expenses relate to invoices for goods or services that were not received prior to the preparation of the tax returns and that relate to prior year expenses (I.E., invoices received in February that relate to services rendered in December of prior year). Non-deductible expenses relate primarily to certain car, meals and entertainment expenses.

         In Greece, amounts reported to the tax authorities are provisional until such time as the tax authorities inspect the books and records of an entity. Greek tax laws and related regulations are subject to interpretation by the tax authorities. The Company and the majority of its subsidiaries have been inspected by the tax authorities up to 2000. Due to the way additional taxes are assessed in Greece, the ultimate outcome of additional tax assessments for the open tax years may vary from the amounts accrued and consequently a change to operations over the above the amounts accrued may be required.

                                 ANTENNA TV S.A.

                     (In thousands of euro and U.S. Dollars,
                except share data and where otherwise indicated)


         During the nine months ended September 30, 2002, the deferred tax assets and liabilities were re-measured and the total effect of the change in the tax rate was a charge of (euro)322, recorded as a tax expense in the consolidated statements of operation. There was no re-measurement for the three and nine months ended September 30, 2003.

7.       SENIOR NOTES

                                                                                                 UNAUDITED
                                                                        DECEMBER 31, 2002    SEPTEMBER 30, 2003
                                                                        -----------------    ------------------
Senior notes due 2007 (the "2007 Notes") issued on August 12,
     1997. Interest on the 2007 Notes is paid semi-annually in
     February and August, commencing February 1, 1998, at a rate of 9% per annum. The 2007 Notes are redeemable, in whole
     or in part, at the option of the Company at any time on or after
     August 1,
     2002............................................................              68,941                60,330

Senior notes due 2008 (the "2008 Notes") issued on June 18, 2001.
     Interest on the 2008 Notes is paid semi-annually in July and
     January, commencing January 1, 2002, at a rate of 9.75% per annum. The 2008 Notes are redeemable, in whole or in part, at
     the option of the Company at any time on or after July 2005....              143,750               141,750
                                                                        -----------------    ------------------
                                                                                  212,691               202,080
                                                                        =================    ==================

         The 2007 Notes were issued in an aggregate face amount of US$115,000 and mature on August 1, 2007. The 2008 Notes were issued in an aggregate face amount of (euro)150,000 and mature on July 1, 2008.

         Interest expense for the three and nine months ended September 30, 2002 and 2003 totaled (euro)5,423, (euro)5,218 and (euro)16,221, (euro)14,911, respectively, and is included in interest expense in the accompanying consolidated statements of operations.

         On February 19, 2002 the Company repurchased (euro)2.5 million, of the 2008 Notes, with accrued interest of (euro)33, respectively to the date of repurchase. On March 31, 2003, the Company repurchased (euro)2 million of the 2008 Notes with accrued interest of (euro)49 to the date of repurchase.

         The early extinguishing of the 2008 Notes resulted in the following:

                                            UNAUDITED THREE MONTHS ENDED       UNAUDITED NINE MONTHS ENDED
                                            ----------------------------       ---------------------------
                                            SEPTEMBER 30,   SEPTEMBER 30,      SEPTEMBER 30,  SEPTEMBER 30,
                                                2002            2003               2002           2003
                                            -------------   -------------      -------------  -------------
Discount on prepayment of Senior Notes..              --              --                449            300
Write-off of related unamortized debt
     issuance costs.....................              --              --                (78)           (76)
                                            -------------   -------------      -------------  -------------
Gain ...................................               -              --                371            224
                                            =============   =============      =============  =============

         On May 14, 2003, the Company repurchased (euro)1.7 million ($2.0 million) of the 2007 Notes, with accrued interest of (euro)46 ($53.6) to the date of repurchase.

                                 ANTENNA TV S.A.

                     (In thousands of euro and U.S. Dollars,
                except share data and where otherwise indicated)


         The early extinguishing of the 2007 Notes resulted in the following:

                                            UNAUDITED THREE MONTHS ENDED       UNAUDITED NINE MONTHS ENDED
                                            ----------------------------       ---------------------------
                                            SEPTEMBER 30,   SEPTEMBER 30,      SEPTEMBER 30,  SEPTEMBER 30,
                                                2002            2003               2002           2003
                                            -------------   -------------      -------------  -------------
Discount on prepayment of Senior Notes..              --               --                 --            137
Write-off of related unamortized debt
     issuance costs.....................              --               --                 --           (178)
                                            -------------   -------------      -------------  -------------
Gain ...................................              --               --                 --            (41)
                                            =============   =============      =============  =============

         In accordance with SFAS No. 145, the gain for the nine months ended September 30, 2002 and 2003, has been recorded in other income (expenses), net.

         The indebtedness evidenced by the 2007 and the 2008 Notes constitutes a general unsecured senior obligation of the Company and ranks PARI PASSU in right of payment with all other senior indebtedness and senior in right of payment to all subordinated indebtedness of the Company. The indentures with respect to the 2007 and the 2008 Notes contain certain covenants and restrictions that, among other things, limit the type and amount of additional indebtedness that may be incurred by the Company and impose certain limitations on investments, loans and advances, sales or transfers of assets, dividends and other payments, the ability of the Company to enter into sale-leaseback transactions, certain transactions with affiliates, certain mergers and limitation of business activities.

8.       LONG-TERM DEBT

                                                                                                 UNAUDITED
                                                                        DECEMBER 31, 2002    SEPTEMBER 30, 2003
                                                                        -----------------    ------------------
Loan of (euro)978, due in annual installments of (euro)489, bearing interest at variable rates (4.9%, 5% and 4.1%, 4.4% for the three and nine months ended September 30, 2002 and 2003, respectively)
     and due in 2003. Guaranteed by the Company .......................               489                    --
Less: Current portion..................................................              (489)                   --
                                                                        -----------------    ------------------
                                                                                       --                    --
                                                                        =================    ==================

         Interest expenses for the three and nine months ended September 30, 2002 and 2003 amounted to (euro)28, (euro)1 and (euro)42, (euro)13, respectively.

9.       FOREIGN EXCHANGE GAINS (LOSSES)

         Foreign exchange gains (losses) included in the consolidated statements of operations are analyzed as follows:

                                 ANTENNA TV S.A.

                     (In thousands of euro and U.S. Dollars,
                except share data and where otherwise indicated)


                                            UNAUDITED THREE MONTHS ENDED       UNAUDITED NINE MONTHS ENDED
                                            ----------------------------       ---------------------------
                                            SEPTEMBER 30,   SEPTEMBER 30,      SEPTEMBER 30,  SEPTEMBER 30,
                                                2002            2003               2002           2003
                                            -------------   -------------      -------------  -------------
Unrealized foreign exchange gain on Senior
     Notes (US$).............................         256             777              8,562          6,703

Unrealized foreign exchange gain(loss) on
cash, receivables and payables denominated
in foreign currencies (US$) and realized
gains (losses) on transactions, net..........         234            (106)            (3,097)          (874)
                                            -------------   -------------      -------------  -------------
                                                      490             671              5,465          5,829
                                            =============   =============      =============  =============

10.      OTHER INCOME (EXPENSE), NET

                                            UNAUDITED THREE MONTHS ENDED       UNAUDITED NINE MONTHS ENDED
                                            ----------------------------       ---------------------------
                                            SEPTEMBER 30,   SEPTEMBER 30,      SEPTEMBER 30,  SEPTEMBER 30,
                                                2002            2003               2002           2003
                                            -------------   -------------      -------------  -------------
Other than temporary (loss) from marketable
     equity securities (see note 5) ........       (3,651)             --             (4,813)            --
Other, net..................................           (2)             37               (102)           (37)
Gain on repurchase of senior notes..........           --              --                371            183
                                            -------------   -------------      -------------  -------------
                                                   (3,653)             37             (4,544)           146
                                            =============   =============      =============  =============

11.      SEGMENT INFORMATION

         The Company's main reportable segments are Television, Radio, Pay Television, Publication, Internet Services and Music Records and Other. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Identifiable assets by segments are those assets that are used in the operation of that business. Sales are attributed to countries based on selling location.

                                 ANTENNA TV S.A.

                     (In thousands of euro and U.S. Dollars,
                except share data and where otherwise indicated)


         Three months ended September 30, 2002:

                                                           UNAUDITED THREE MONTHS ENDED SEPTEMBER 30, 2002
                                 --------------------------------------------------------------------------------------------------
                                                        PAY                              MUSIC           INTERSEGMENT    TOTAL
                                 TELEVISION   RADIO  TELEVISION  PUBLICATION  INTERNET RECORDING   OTHER ELIMINATION  CONSOLIDATED
                                 ----------   -----  ----------  -----------  -------- ---------   ----- -----------  ------------
Advertising revenue........          14,132     686          --        1,277        --        --      --          --        16,095

Related party sales........           1,241      66          --           92         6        10      --        (383)        1,032

Publication revenue........              --      --          --        4,734        --        --      --          --         4,734

Other revenue..............             691      --         185          541       334       647   1,597          (2)        3,993
                                    ------- -------     -------      -------   -------   ------- -------     -------       -------

Total revenues.............          16,064     752         185        6,644       340       657   1,597        (385)       25,854

Cost of Sales..............           4,014     599          35        5,875       159       405   1,318         (72)       12,333

Related party cost of sales              --      --          --           41        --        72     287        (400)           --

Selling , general and
     administrative expenses          4,806     431          13        1,007       200       (27)    255          --         6,685

Related party selling ,
     general and administrative
     expenses .............               4      --          --          (21)        6       (21)     (1)         33            --

Depreciation and amortization           915      32          38        1,117       174         3      21          43         2,343

Amortization of programming
     costs...                        11,835      --          --           --        --        --      --          --        11,835
                                    ------- -------     -------      -------   -------   ------- -------     -------       -------

Operating income (loss)....          (5,510)   (310)         99       (1,375)     (199)      225    (283)         11        (7,342)

Interest expense, net......          (5,322)    (20)        (14)        (351)       --         2       2          --        (5,703)

Foreign exchange gains
     (losses), net ........             234      14         244           (2)       --        --      --          --           490

Other income (expense), net
     (1)...................              14      --          --          (22)       12        --  (3,657)         --        (3,653)
Minority interest in profit
     of consolidated
     entities, net....                   --      --          --           (2)       --        --      --         (13)          (15)
                                    ------- -------     -------      -------   -------   ------- -------     -------       -------
Income (loss) before tax...         (10,584)   (316)        329       (1,752)     (187)      227  (3,938)         (2)      (16,223)

Net Income (loss)..........          (5,324)   (206)        331       (1,139)     (189)      148  (4,275)         (2)      (10,656)
                                    ------- -------     -------      -------   -------   ------- -------     -------       -------

(1) Included in other income (expense), net (under segment other) is the additional write-down of the marketable equity securities representing an other-than-temporary loss amounting to (euro)3,651 (see Note 5).

                                 ANTENNA TV S.A.

                     (In thousands of euro and U.S. Dollars,
                except share data and where otherwise indicated)


         Nine months ended September 30, 2002:

                                                            UNAUDITED NINE MONTHS ENDED SEPTEMBER 30, 2002
                                 --------------------------------------------------------------------------------------------------
                                                        PAY                              MUSIC           INTERSEGMENT    TOTAL
                                 TELEVISION   RADIO  TELEVISION  PUBLICATION  INTERNET RECORDING   OTHER ELIMINATION  CONSOLIDATED
                                 ----------   -----  ----------  -----------  -------- ---------   ----- -----------  ------------
Advertising revenue.......           74,615   2,966          --        5,246        --        --      --          --        82,827

Related party sales.......            4,326     173          --          215        27        20      --      (1,492)        3,269

Publication revenue.......               --      --          --       13,110        --        --      --          --        13,110

Other revenue.............            3,130      13         428        1,595       732     1,923   6,369         (12)       14,178
                                    ------- -------     -------      -------   -------   ------- -------     -------       -------

Total revenues............           82,071   3,152         428       20,166       759     1,943   6,369      (1,504)      113,384

Cost of sales.............           22,904   1,585         137       17,784       286     1,263   3,917        (223)       47,653

Related party cost of sales               8      --          --           66         1        72   1,266      (1,413)           --

Selling, general and
   administrative expenses           13,455   1,737          24        3,032       679       525   1,078          --        20,530

Related party selling,
   general and
   administrative expenses               20      15          --           37         7         5       7         (91)           --

Depreciation and
   amortization...........            2,580      88          89        2,623       752         8     178         141         6,459

Amortization of programming
   costs..................           34,152      --          --           --        --        --      --          --        34,152
                                    ------- -------     -------      -------   -------   ------- -------     -------       -------

Operating income..........            8,952    (273)        178       (3,376)     (966)       70     (77)         82         4,590

Interest expense, net.....          (15,877)    (62)        (49)      (1,001)       --         3       2          --       (16,984)

Foreign exchange (losses),
   net....................            5,119      32         334          (20)       --        --      --          --         5,465

Other income, (expense),
   net(1) ................              290       4          --          (18)       --        --  (4,820)         --        (4,544)
Minority interest in
   (profit) losses of
   consolidated entities..               --      --          --           (2)       --        --      --         726           724
                                    ------- -------     -------      -------   -------   ------- -------     -------       -------

(Loss) income before tax..           (1,516)   (299)        463       (4,417)     (966)       73  (4,895)        808       (10,749)
     Cumulative effect of a
        change in Accounting
        principle (net of
        income taxes of(euro)117).     (736)     --          --         (217)       --        --      --          --          (953)
                                    ------- -------     -------      -------   -------   ------- -------     -------       -------
Net (loss) income.........             (898)   (195)        463       (3,236)     (968)       48  (4,954)        487        (9,253)
                                    ------- -------     -------      -------   -------   ------- -------     -------       -------
Segment assets

Total assets at September
   30, 2002...............          378,118   6,017         813       42,325     6,739     2,226   9,601     (72,168)      373,671
                                    ======= =======     =======      =======   =======   ======= =======     =======       =======

(1) Included in other income (expense), net (under segment other) is the additional write-down of the marketable equity securities representing an other-than-temporary loss amounting to (euro)4,813 (see Note 5).

                                 ANTENNA TV S.A.

                     (In thousands of euro and U.S. Dollars,
                except share data and where otherwise indicated)


         Three months ended September 30, 2003:

                                                           UNAUDITED THREE MONTHS ENDED SEPTEMBER 30, 2002
                                 --------------------------------------------------------------------------------------------------
                                                        PAY                              MUSIC           INTERSEGMENT    TOTAL
                                 TELEVISION   RADIO  TELEVISION  PUBLICATION  INTERNET RECORDING   OTHER ELIMINATION  CONSOLIDATED
                                 ----------   -----  ----------  -----------  -------- ---------   ----- -----------  ------------
Advertising revenue........          16,373     739          --        1,833        --        --      --          --        18,945

Related party sales........           1,927     158          --          106       208        15      --        (568)        1,846

Publication revenue........              --      --          --        5,447        --        --      --          --         5,447

Other revenue..............             803      10         151          407       781     1,118   1,007         (1)         4,276
                                    ------- -------     -------      -------   -------   ------- -------     -------       -------

Total revenues.............          19,103     907         151        7,793       989     1,133   1,007        (569)       30,514

Cost of Sales..............           5,045     505          37        6,425       185       955     372         (47)       13,477

Related party cost of sales               2      --          --           25        (7)       58     131        (209)           --

Selling , general and
     administrative expenses          5,303     308           6        1,529       175       222     314          --         7,857

Related party selling ,
     general and
     administrative expenses            253       3          --           16        72         1      15        (360)           --

Depreciation and amortization           875      24          25          548       177         3      21          72         1,745

Amortization of programming
     costs...                        13,550      --          --           --        --        --      --          --        13,550
                                    ------- -------     -------      -------   -------   ------- -------     -------       -------

Operating income (loss)....          (5,925)     67          83         (750)      387      (106)    154         (25)       (6,115)

Interest expense, net......          (5,063)    (17)        (11)        (253)       --         1       1          --        (5,342)

Foreign exchange gains
     (losses), net                      671     (62)         62           --        --        --      --          --           671

Other income (expense), net             (36)     --          --           73        --         1      (1)         --            37
Minority interest in profit
     of consolidated
     entities, net....                   --      --          --            1        --        --      --          (3)           (2)
                                    ------- -------     -------      -------   -------   ------- -------     -------       -------
Income (loss) before tax...         (10,353)    (12)        134         (929)      387      (104)    154         (28)      (10,751)

Net income (loss)..........          (6,192)     (6)        134       (1,369)      238       (68)    107         (28)       (7,184)
                                    ------- -------     -------      -------   -------   ------- -------     -------       -------

                                 ANTENNA TV S.A.

                     (In thousands of euro and U.S. Dollars,
                except share data and where otherwise indicated)


         Nine months ended September 30, 2003:

                                                            UNAUDITED NINE MONTHS ENDED SEPTEMBER 30, 2002
                                 --------------------------------------------------------------------------------------------------
                                                        PAY                              MUSIC           INTERSEGMENT    TOTAL
                                 TELEVISION   RADIO  TELEVISION  PUBLICATION  INTERNET RECORDING   OTHER ELIMINATION  CONSOLIDATED
                                 ----------   -----  ----------  -----------  -------- ---------   ----- -----------  ------------
Advertising revenue........          82,538   2,787          --        5,682        --        --      --          --        91,007

Related party sales........           6,041     400          --          234       628        44      --      (2,474)        4,873

Publication revenue........              --      --          --       17,256        --        --      --          --        17,256

Other revenue..............           3,339      14         389        1,506     2,409     2,984   4,619          (5)       15,255
                                    ------- -------     -------      -------   -------   ------- -------     -------       -------

Total revenues.............          91,918   3,201         389       24,678     3,037     3,028   4,619      (2,479)      128,391

Cost of Sales..............          24,364   1,674         116       20,891       412     1,997   2,249        (181)       51,522

Related party cost of sales               8      --          --           61       450       161     759      (1,439)           --

Selling , general and
     administrative expenses         14,934   1,484          19        4,080       517       745   1,221          --        23,000

Related party selling ,
     general and
     administrative expenses            706      11          --           86       197         4      36      (1,040)           --

Depreciation and amortization         2,553      67          76        1,610       527         8      84         252         5,177

Amortization of programming
     costs...                        38,736      --          --           --        --        --      --          --        38,736
                                    ------- -------     -------      -------   -------   ------- -------     -------       -------

Operating income (loss)....          10,617     (35)        178       (2,050)      934       113     270         (71)        9,956

Interest expense, net......         (14,845)    (51)        (35)        (953)       --         1      12          --       (15,871)

Foreign exchange gains
     (losses), net                    5,375     109         347           (2)       --        --      --          --         5,829

Other income (expense), net             127      --          --            2        --        --      (1)         18           146
Minority interest in profit
     of consolidated
     entities, net....                   --      --          --           --        --        --      --          21            21
                                    ------- -------     -------      -------   -------   ------- -------     -------       -------

Income (loss) before tax...           1,274      23         490       (3,003)      934       114     281         (32)           81

Net Income (loss)..........            (457)     15         490       (3,671)    1,040      (165)    (51)        (32)       (2,831)
                                    ------- -------     -------      -------   -------   ------- -------     -------       -------
Segment assets

Total assets at September 30,
     2003                           371,271   6,638         914       41,474     5,541     3,335  10,586     (76,451)      363,308
                                    ======= =======     =======      =======   =======   ======= =======     =======       =======

                                 ANTENNA TV S.A.

                     (In thousands of euro and U.S. Dollars,
                except share data and where otherwise indicated)


         GEOGRAPHIC AREAS

         Information about geographic areas is as follows:


                                 UNAUDITED THREE MONTHS ENDED              UNAUDITED NINE MONTHS ENDED

                            SEPTEMBER 30, 2002   SEPTEMBER 30, 2003  SEPTEMBER 30, 2002   SEPTEMBER 30, 2003
                            ------------------   ------------------  ------------------   ------------------
REVENUES:
     Greece..........                   24,493               28,795             107,869              122,259
     United States...                      255                  275                 766                1,152
     Australia.......                      185                  151                 428                  389
     Cyprus..........                      154                  229               1,255                  675
     Bulgaria........                      767                1,064               3,066                3,916
                            ------------------   ------------------  ------------------   ------------------
                                        25,854               30,514             113,384              128,391
                            ==================   ==================  ==================   ==================


Note:  Revenues are attributed to countries based on location of customer.

         LONG LIVED ASSETS ARE ANALYZED AS FOLLOWS

                                                                                        UNAUDITED
                                                                   DECEMBER 31,        SEPTEMBER 30,
                                                                       2002                2003
                                                                   ------------        -------------
Domestic......................................................           64,606               55,165
International.................................................            1,629                1,338
                                                                   ------------        -------------
     Total....................................................           66,235               56,503
                                                                   ============        =============

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         YOU SHOULD READ THE FOLLOWING TOGETHER WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES TO THOSE FINANCIAL STATEMENTS. WE MAINTAIN OUR ACCOUNTING RECORDS AND PUBLISH OUR STATUTORY FINANCIAL STATEMENTS FOLLOWING GREEK TAX AND CORPORATE REGULATIONS. CERTAIN ADJUSTMENTS HAVE BEEN MADE TO THESE RECORDS TO PREPARE THE CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION IN THIS QUARTERLY REPORT. YOU SHOULD READ THE INFORMATION UNDER "FORWARD-LOOKING STATEMENTS" FOR SPECIAL INFORMATION ABOUT OUR INTERPRETATION OF FORWARD-LOOKING INFORMATION.

GENERAL

         We derive a substantial portion of our revenue from the sale of advertising time. Total advertising revenue made up 70.9% of total net revenue in the nine months ended September 30, 2003. We report revenue from publishing due to our interest in Daphne Communications S.A. (or Daphne), which in the nine months ended September 30, 2003 represented 13.4% of total net revenue. Other revenue, primarily consisting of program sales, sales of recorded music, Visa card fees and commissions, revenue from the provision of technical services and infomercials, SMS/WAP fees, tuition fees and pay television fees, represented 15.7% of total net revenue in the nine months ended September 30, 2003.

         Our revenue fluctuates throughout the year, with television advertising revenue usually at its lowest level during the third fiscal quarter (12.8% of total net television advertising revenue in 2002), and usually at its highest level during the fourth fiscal quarter (32.2% of total net television advertising revenue in 2002) or the second fiscal quarter (34.1% of the total net television advertising revenue in 2002). Television advertising revenue was approximately 10.7% higher in the nine months ended September 30, 2003 compared to the same period of 2002.

         Despite the increase in revenue during the nine month period and strong ratings and audience shares, we are cautious about the fourth quarter of this year as we are currently witnessing a slowdown in the Greek advertising market and in our advertising sales. We are therefore reducing our full-year advertising revenue growth expectations to approximately half the 7-8% level indicated in our previous guidance.

         In November 2000, Nova Television was awarded a 15-year nationwide license for Bulgaria. In the second quarter of 2001, however, as a result of an action of a third party against the Bulgarian government, an administrative court in Bulgaria declared this license void because the Bulgarian government did not follow certain procedures when the license was issued. On July 18, 2003, the Bulgarian government reissued the license to Nova Television. As such, Nova Television has re-commenced operations as a nationwide television station. As a result the Company intends to invest approximately (euro)4.5 million ($5.2 million) in Bulgaria between the end of 2003 and 2008 to upgrade the network.

REVENUE

         ADVERTISING

         Television advertising is sold in time increments and is priced primarily on the basis of the program's popularity, as demonstrated by its ratings, within the demographic group that an advertiser desires to reach. In addition, advertising rates are affected by such factors as the number of advertisers competing for the available time and the availability of alternative advertising media.

         Substantially all of our television advertising revenue is generated from national advertising arrangements and contracts with local and international branches of advertising agencies, representing both multinational and national advertisers.

         We use our own sales force to sell advertising time. Arrangements for advertising are reached during the first quarter of each year, at which time estimates of annual revenue are determined. Advertising time generally is reserved on a monthly basis, with a small proportion booked on a spot basis. Advertising revenue is recorded when the advertisement is aired. As is common in the industry, we provide certain advertising agencies with an incentive rebate of up to a maximum of 9.9% of the cost of the airtime purchased, as permitted by law. At the end of each year, the rebates are calculated and the advertising agencies, which are entitled to a rebate then invoice us for an airtime credit for the following year that reflects the rebate. These rebates are estimated and accrued on a quarterly basis as the related revenues are earned. Revenue is recorded net of the rebates. While most advertising arrangements tend to be reviewed on an annual basis, and typically are renewed, we seek to develop and maintain long-term relationships with the agencies and advertisers.

         While we sell a significant portion of our available television advertising time, we do not sell all of it. In the first nine months of 2003, we sold approximately 92.1% of total available advertising time during prime time broadcasts and approximately 91.9% of total available advertising time, including dead time allocated to audiotext, our magazines, infomercials and home shopping. We use a variety of means to utilize unsold advertising time in all time periods (commonly referred to as "dead time") to improve our operating results and cash flows. These other sources are audiotext and infomercials. We derive revenue from our subsidiary, Audiotex, which generates audiotext revenue, and from Epikinonia Ltd, which produces infomercials and pays us for production and technical support.

PROGRAMMING

         We also derive revenue from royalties received from syndicating our own programming. These programming sales are made to a variety of users, including a television network in Cyprus operated by Antenna TV Ltd. (Cyprus) (or Antenna Cyprus) and broadcasters targeting Greek-speaking viewers in the United States, Canada and Australia. Sales of programming to Greek-speaking viewers are made in the United States through an affiliated entity, Antenna Satellite TV (USA) Inc. (or Antenna Satellite), and in Australia through our wholly-owned subsidiary, Pacific Broadcast. Revenue derived from Antenna Satellite, Antenna Cyprus and Pacific Broadcast represented revenue from sources outside Greece. See note 11 to our consolidated financial statements. In addition, we sell selected news footage to other news broadcasters around the world.

PUBLISHING AND OTHER REVENUE

         We derive circulation and advertising revenue from the publication of a wide variety of Greek magazines. These magazines cover subject matter ranging from style and fashion to parenting, from politics to astrology and from entertainment to shipping and defense. We also derive revenue from the printing of books, magazines, pamphlets and other publications for third parties.

RECORDED MUSIC REVENUE

         Since establishing Heaven Music in May 2001, we derive revenue from the sale of compact discs, DVD's and cassettes that we produce mainly with local popular artists and authors. For the most part, the content of these recordings are Greek pop hits.

INTERNET REVENUE (WAP & SMS)

         Internet revenue is derived from the offering of content for mobile-based value added services to mobile telephone subscribers. We provide infotainment services, such as news information, sports results and horoscopes. We also offer content for SMS services such as news alerts and message services (with subscriber voting capabilities) concerning reality television shows. We also provide Web site updates and Internet based advertising.

COSTS AND EXPENSES

         Cost of sales includes the costs of acquiring foreign programming and Greek features, together with the cost of gathering, producing and broadcasting news as well as publication costs. Selling, general and administrative expenses (or SG&A) includes payroll costs and sales, marketing and promotion costs, broadcast license fees and other operating and administrative expenses.

         Programming costs generally either are expensed as cost of sales in the year incurred or capitalized and amortized over a period of three to four years. Programs that are expensed in the current period include news programs and a portion of acquired programming, principally Greek features. For such programming, substantially all of the value is realized upon the initial broadcast, either because of the topical nature of the programming or, in the case of acquired programming, contractual limitations on subsequent broadcasts. Acquired foreign programs, which have contracts limiting our broadcasts to a specific number during their term (usually two broadcasts during a two- or three-year period), are expensed in equal portions each time the program is broadcast. The costs of other programming, such as series, soap operas, shows, and made-for-television movies, where substantial value can be realized through multiple broadcasts or syndication, are capitalized as an asset and amortized, unless we determine during the current period that a program is unlikely to generate revenue in future periods, in which case the associated costs are expensed in the current period.

         We follow SOP 00-2 which established new accounting standards for producers and distributors of films, including changes in revenue recognition and accounting for advertising, development and overhead costs. It requires advertising costs for television productions to be expensed as incurred, certain indirect overhead costs to be charged directly to expense instead of being capitalized to film costs, and all film costs to be classified on the balance sheet as non-current assets. Under SOP 00-2 estimated total production costs or accrued expenses for an individual program or series are amortized in the same ratio that current period actual revenue bears to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year. Amortization of capitalized film (program) costs generated and accrual (expensing) of participation costs commences when a film (program) is released and it begins to recognize revenue from that film (program). Ultimate revenue includes estimates of revenue expected to be generated from the exploitation, exhibition and sale of a film (program) over a period not exceeding ten years from the date of delivery of the first episode or, if still in production, five years from the date of delivery of the most recent episode. Typically, the majority of the revenue is earned in the initial few years following the release with declining residual revenues earned in subsequent periods. Estimates of future revenues are reviewed periodically and could be revised. To the extent such estimates are revised, the amortization of programming costs is adjusted accordingly. Such adjustments could have a material adverse effect on our financial condition and results of operation.

         An important component of our strategy for maximizing operating performance and long-term profitability is to continue making investments in programming to build up our own programming library. This strategy has been implemented over the past few years by significantly increasing our programming expenditures. We retain all rights to the programming in our library. This value is demonstrated by the advertising revenue generated from re-broadcasting programming produced in prior years and from programming syndicated to other networks, including programming for which the production costs have been fully amortized. In certain cases, advertising revenue has exceeded the advertising revenue generated from the initial broadcast. We expect to continue to expand our programming library and to exploit the library through the airing of reruns and the distribution and syndication of broadcast rights to third parties. Programming from the library is broadcast to Greeks abroad through third parties and in the future will also be broadcast directly. Management will continue to evaluate the total estimated revenues as new markets are entered and revenues are realized.

RESULTS OF OPERATIONS

THREE MONTHS ENDED SEPTEMBER 30, 2003 (UNAUDITED)
COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2002 (UNAUDITED)

         REVENUES. Total net revenue increased (euro)4.6 million, or 18.0%, from
(euro)25.9 million in the three months ended September 30, 2002 to (euro)30.5 million in the three months ended September 30, 2003. This increase was attributable primarily to an increase of (euro)2.8 million of revenue from Antenna TV's operations, an increase of (euro)1.1 million of revenue from Daphne (representing both publication and advertising revenue), and to a lesser extent, to an increase of (euro)0.5 million of revenue from Heaven Music, an increase of
(euro)0.4 million of revenue from Antenna Internet and an increase of (euro)0.3 million and (euro)0.2 million of revenue from Nova Bulgaria and Antenna Radio, respectively. This increase was partially offset by a decrease of (euro)0.6 million of revenue from Audiotex.

         Advertising revenue, which comprised 62.1% of total net revenues for the three months ended September 30, 2003, increased (euro)2.8 million, or 17.7%, from (euro)16.1 million in the three months ended September 30, 2002 to
(euro)18.9 million in the three months ended September 30, 2003. This increase was attributable primarily to an increase of (euro)2.1 million, or 15.4%, in advertising revenue from Antenna TV's operations due to an increase in the average price per advertising spot and modest growth in advertising expenditures in Greece and, to a lesser extent, an increase in advertising revenue from Daphne of (euro)0.6 million, or 43.6%, an increase in advertising revenue from Nova Bulgaria of (euro)0.2 million, or 25.3%, and an increase in advertising revenue from Antenna Radio of (euro)0.1 million, or 7.7%.

         Related party revenue increased (euro)0.8 million, or 78.9%, from
(euro)1.0 million in the three months ended September 30, 2002 to (euro)1.8 million in the three months ended September 30, 2003, due to an increase of revenue mainly from Epikinonia, Makedonia Television, and Antenna Satellite.

         Publication revenue increased (euro)0.7 million, or 15.1%, from
(euro)4.7 million in the three months ended September 30, 2002 to (euro)5.4 million in the three months ended September 30, 2003, due to the launch of a new magazine title, an overall increase in magazine circulation and an increase in printing services revenue from third parties.

         Other revenue, representing revenue from program sales, sales of recorded music, Visa(R) card fees and commissions, revenue from the provision of technical services and infotainment services, such as news information, sport results and horoscopes, SMS services and message services concerning reality television shows, tuition fees and pay television fees increased (euro)0.3 million, or 7.1%, from (euro)4.0 million in the three months ended September 30, 2002 to (euro)4.3 million in the three months ended September 30, 2003. This increase was principally the result of an increase of (euro)0.5 million of other revenue from Heaven Music and an increase of (euro)0.4 million of other revenue from Antenna Internet, partially offset from a decrease of (euro)0.6 million of other revenue from Audiotex.

         COST OF SALES. Cost of sales increased (euro)1.2 million, or 9.3%, from
(euro)12.3 million in the three months ended September 30, 2002 to (euro)13.5 million in the three months ended September 30, 2003. This increase was attributable primarily to an increase of Antenna TV's cost of sales of (euro)0.6 million, or 16.5% mainly due to the increased cost of foreign program, reality shows and news, to an increase of cost of sales of (euro)0.6 million from Heaven Music and to an increase of (euro)0.6 million, or 9.4%, from Daphne, principally reflecting increased printing costs and other cost related to increased magazine sales volumes due to the launch of a new magazine and the issue of a new special edition magazine. This increase was partially offset by a decrease in cost of sales from Audiotex of (euro)0.8 million, or 71.8%, mainly due to a decrease in royalties associated with decreased sales volume.

         SG&A. Selling, general and administrative expenses ("SG&A") increased
(euro)1.2 million, or 17.5%, from (euro)6.7 million in the three months ended September 30, 2002 to (euro)7.9 million in the three months ended September 30, 2003. This increase was attributable primarily to an increase in SG&A of
(euro)0.5 million from Daphne (mainly due to the increased payroll costs) as well as an increase in SG&A of (euro)0.4 million from Antenna TV's operations (mainly due to an increase in payroll costs, insurance costs, and frequency and other fees), as well as an increase of (euro)0.2 million from Heaven Music (mainly due to the increased payroll cost and increased promotion expenses), and an increase in Nova Bulgaria of (euro)0.1 million (associated with the acquisition of nation-wide license). This increase in SG&A was partially offset by a decrease of (euro)0.1 million, or 28.5%, from Antenna Radio.

         AMORTIZATION. Amortization of programming costs increased (euro)1.8 million, or 14.5%, from (euro)11.8 million in the three months ended September 30, 2002 to (euro)13.6 million in the three months ended September 30, 2003. This increase was attributable primarily to higher programming costs.

         DEPRECIATION. Depreciation decreased (euro)0.6 million from (euro)2.3 million in the three months ended September 30, 2002 to (euro)1.7 million in the three months ended September 30, 2003. This decrease was attributable primarily to a decrease in depreciation of (euro)0.6 million from Daphne due to fully depreciated assets.

         OPERATING (LOSS). Operating loss improved (euro)1.2 million, or 16.7%, from a loss of (euro)7.3 million in the three months ended September 30, 2002 to a loss of (euro)6.1 million in the three months ended September 30, 2003, mainly as a result of an increase in total net revenues and, to a lesser extent, from a decrease in depreciation, partially offset by an increase of cost of sales, SG&A and amortization of programming costs. This improvement primarily reflects an improvement of (euro)0.6 million in the operating loss of Daphne, an increase of
(euro)0.4 million in the operating income of Antenna Internet, an increase of
(euro)0.4 million in operating income of Antenna Radio, an increase in operating income of Audiotex of (euro)0.2 million as well as an improvement of (euro)0.2 million in the operating income of Antenna TV. This improvement was partially offset by a decrease of (euro)0.3 million in the operating income of Heaven Music and an increase of (euro)0.3 million in the operating loss of Nova Bulgaria.

         INTEREST EXPENSE, NET. Interest expense, net decreased (euro)0.4 million, or 6.3%, from (euro)5.7 million in the three months ended September 30, 2002 to (euro)5.3 million in the three months ended September 30, 2003, reflecting a decrease in interest expense of Antenna TV of (euro)0.2 million and a decrease in interest expense of Daphne of (euro)0.1 million. The lower interest expense of Antenna TV was primarily a result of the partial repurchase of certain of our senior notes.

         FOREIGN EXCHANGE GAINS. Foreign exchange gains increased (euro)0.2 million from a gain of (euro)0.5 million to a gain of (euro)0.7 million, due to the higher appreciation of the euro relative to the US dollar in the third quarter of 2003 compared to the third quarter of 2002.

         OTHER INCOME (EXPENSE), NET. Other income (expense), net decreased
(euro)3.7 million from an expense of (euro)3.6 million in the three months ended September 30, 2002 to income of (euro)0.04 million in the three months ended September 30, 2003. The improvement was primarily attributable to the fact that we recorded a loss resulting from the other-than-temporary decline in the fair value of our marketable equity securities of Euroholdings Capital & Investment Corp. (previously known as Athenian Capital Holdings S.A.) in the three months ended September 30, 2002. There was no further other-than-temporary decline in the fair value of our marketable equity securities for the three months ended September 30, 2003.

         (BENEFIT) PROVISION FOR INCOME TAXES. Benefit from income taxes decreased (euro)2.0 million from (euro)5.6 million in the three months ended September 30, 2002 to (euro)3.6 million in the three months ended September 30, 2003, primarily due to decrease in losses before income taxes partly offset by the increase in valuation allowance associated with net operating losses and start up costs of Daphne, VIPS 24 and Nova Bulgaria.

         NET (LOSS). Net loss decreased (euro)3.4 million from a loss of
(euro)10.6 million in the three months ended September 30, 2002 to a loss of
(euro)7.2 million in the three months ended September 30, 2003. This improvement was primarily attributable to a decrease of other expenses of (euro)3.7 million and to an improvement of (euro)1.2 million of total operating income, partially offset by a decrease in the benefit for income taxes of (euro)2.0 million.

NINE MONTHS ENDED SEPTEMBER 30, 2003 (UNAUDITED)
COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2002 (UNAUDITED)

         REVENUES. Total net revenue increased (euro)15.0 million, or 13.2%, from (euro)113.4 million in the nine months ended September 30, 2002 to
(euro)128.4 million in the nine months ended September 30, 2003. This increase was attributable primarily to an increase of (euro)8.7 million in revenue from Antenna TV's operations, an increase of (euro)4.5 million of revenue from Daphne, an increase of (euro)1.7 million of revenue from Antenna

Internet, and to a lesser extent, to an increase of (euro)1.1 million of revenue from Heaven Music and an increase of (euro)0.9 million increase of revenue from Nova Bulgaria. This increase was partially offset by a decrease in revenue of
(euro)0.9 million from Audiotex.

         Advertising revenue, which comprised 70.9% of total net revenues for the nine months ended September 30, 2003, increased (euro)8.2 million, or 9.9%, from (euro)82.8 million in the nine months ended September 30, 2002 to
(euro)91.0 million in the nine months ended September 30, 2003. This increase was attributable primarily to an increase of (euro)7.7 million, or 10.7%, in advertising revenue from Antenna TV's operations due to an increase in the average price per advertising spot and modest growth in advertising expenditures in Greece, and to lesser extent an increase of (euro)0.4 million, or 8.3%, in advertising revenue from Daphne and an increase of (euro)0.2 million, or 8.3%, in advertising revenue from Nova Bulgaria. This increase was partially offset by a decrease in advertising revenue from Antenna Radio of (euro)0.2 million, or 6.0%, primarily due to the shift of advertising expenditure from informative to music radio stations.

         Related party revenue increased (euro)1.6 million, or 49.1%, from
(euro)3.3 million in the nine months ended September 30, 2002 to (euro)4.9 million in the nine months ended September 30, 2003, primarily due to an increase of revenues from Makedonia TV, Epikinonia Ltd and Antenna Satellite, partially offset by a decrease of revenue from Antenna Cyprus.

         Publication revenue increased (euro)4.2 million, or 31.6%, from
(euro)13.1 million in the nine months ended September 30, 2002 to (euro)17.3 million in the nine months ended September 30, 2003, due to the launch of a new magazine title and an increase in printing services revenue from third parties.

         Other revenue, representing revenue from program sales, sales of recorded music, Visa(R) card fees and commissions, revenue from the provision of technical services and infotainment services, such as news information, sports results and horoscopes, SMS services and message services related to reality television shows, tuition fees and pay television fees increased (euro)1.1 million, or 7.6%, from (euro)14.2 million in the nine months ended September 30, 2002 to (euro)15.3 million in the nine months ended September 30, 2003. This increase was principally the result of an increase of (euro)1.7 million of other revenue from Antenna Internet due to an increase in revenue from SMS services related to reality television programs, an increase of (euro)1.1 million of other revenue from Heaven Music as well as an increase of (euro)0.6 million of other revenue from Nova Bulgaria and an increase of (euro)0.1 million of other revenue from Antenna School. The increase was partially offset by a decrease of other revenue from Audiotex of (euro)0.9 million and a decrease of other revenue from Antenna TV of (euro)0.4 million.

         COST OF SALES. Cost of sales increased (euro)3.8 million, or 8.1%, from
(euro)47.7 million in the nine months ended September 30, 2002 to (euro)51.5 million in the nine months ended September 30, 2003. The increase was attributable primarily to an increase of Daphne cost of sales of (euro)3.1 million, or 17.5%, in the nine months ended September 30, 2003, principally reflecting increased printing costs associated with higher magazine sales volumes and other cost associated with the launch of a new magazine and the issue of a new special edition magazine. The increase was also due, to a lesser extent, to an increase of Antenna TV's cost of sales of (euro)1.2 million, or 6.1%, mainly due to the increased cost for news as a result of the war in Iraq and an increase in the expenditure for foreign program, partially offset by a decrease in the expenditure for Greek features, an increase of cost of sales of
(euro)0.7 million of Heaven Music due to the higher sales volume and an increase of cost of sales of (euro)0.2 million from Nova Bulgaria. The increase in cost of sales was partially offset by a decrease of (euro)0.5 million of Audiotex cost of sales mainly due to a decrease in royalties associated with lower sales volume.

         SG&A. SG&A increased (euro)2.5 million, or 12.0%, from (euro)20.5 million in the nine months ended September 30, 2002 to (euro)23.0 million in the nine months ended September 30, 2003. This increase was attributable principally to an increase in SG&A of (euro)1.6 million from Antenna TV's operations (mainly due to the increased payroll costs, increased costs for frequency and other fees) and, to a lesser extent, to an increase in SG&A of (euro)1.0 million from Daphne mainly due to the increased payroll costs and an increase in SG&A of
(euro)0.2 million from Heaven Music and (euro)0.2 million from Audiotex. The increase in SG&A was partially offset by a decrease of (euro)0.3 million in SG&A of Antenna Radio and (euro)0.1 million from Antenna Internet.

         AMORTIZATION. Amortization of programming costs increased (euro)4.6 million, or 13.4%, from (euro)34.2 million in the nine months ended September 30, 2002 to (euro)38.7 million in the nine months ended September 30, 2003. This increase was attributable primarily to higher programming costs.

         DEPRECIATION AND OTHER AMORTIZATION. Depreciation decreased (euro)1.3 million from (euro)6.5 million in the nine months ended September 30, 2002 to
(euro)5.2 million in the nine months ended September 30, 2003. This decrease was attributable primarily to a decrease in depreciation of (euro)1.0 million from Daphne and a decrease in depreciation of (euro)0.2 million from Antenna Internet resulting from fully depreciated assets.

         OPERATING INCOME. Operating income increased (euro)5.4 million, or 117%, from income of (euro)4.6 million in the nine months ended September 30, 2002 to income of (euro)10.0 million in the nine months ended September 30, 2003, mainly the result of an increase in total net revenues and, to a lesser extent, a decrease in depreciation, partially offset by an increase in costs of sales, SG&A and amortization of programming costs . This increase primarily reflects an increase of (euro)1.9 million in operating income from Antenna Internet, an increase of (euro)1.4 million in operating income from Antenna TV's operations, an improvement of (euro)1.4 million in the operating loss of Daphne, an improvement of (euro)0.6 million in the operating loss of Nova Bulgaria, an improvement of (euro)0.2 million in the operating loss of Antenna Radio and an increase of (euro)0.1 in the operating income of each of Antenna School and Heaven Music. This improvement was partially offset by a decrease in operating income of Audiotex of (euro)0.6 million.

         INTEREST EXPENSE, NET. Interest expense, net decreased (euro)1.1 million, or 6.6%, from (euro)17.0 million in the nine months ended September 30, 2002 to (euro)15.9 million in the nine months ended September 30, 2003, reflecting a decrease in interest expense primarily the result of the partial repurchase of certain of our senior notes.

         FOREIGN EXCHANGE GAINS, NET. Foreign exchange gains increased (euro)0.4 million from a gain of (euro)5.4 million to a gain of (euro)5.8 million, reflecting a slightly higher appreciation of the euro relative to the U.S. dollar in the nine months ended September 30, 2003 as compared to the nine months ended September 30, 2002.

         OTHER INCOME (EXPENSE), NET. Other expense, net decreased (euro)4.6 million from an expense of (euro)4.5 million in the nine months ended September 30, 2002 to an income of (euro)0.1 million in the nine months ended September 30, 2003. The improvement was primarily attributable to the fact that we recorded a loss resulting from the other-than-temporary decline in the fair value of our marketable equity securities of Euroholdings Capital & Investment Corp. (previously known as Athenian Capital Holdings S.A.) in the nine months ended September 30, 2002. There was no further other-than-temporary decline in the fair value of our marketable equity securities for the nine months ended September 30, 2003.

         MINORITY INTEREST IN (INCOME) LOSS OF CONSOLIDATED ENTITIES. Minority interest in (income) loss of consolidated entities decreased (euro)0.68 million from a gain of (euro)0.7 million in the nine months ended September 30, 2002 to a gain of (euro)0.02 million in the nine months ended 30, September 2003.

         (BENEFIT) PROVISION FOR INCOME TAXES. Provision for income taxes increased (euro)5.3 million from a benefit of (euro)2.4 million in the nine months ended September 30, 2002 to a provision of (euro)2.9 million in the nine months ended September 30, 2003, primarily due to an increase in operating income, an increase in non-deductible general expenses, additional taxes, the decrease in tax benefit from minority interest and an increase in valuation allowance associated with net operating losses and start up costs of Daphne, VIPS 24 and Nova Bulgaria.

         CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE. In March 2002 as a result of our goodwill impairment evaluation undertaken in connection with the adoption of FASB Statement No. 142, an impairment loss of (euro)0.9 million, net of tax was recorded as a cumulative effect of a change in accounting principle for the nine months ended September 30, 2002 (see note 1 to our consolidated financial statements).

         NET (LOSS). Net loss improved (euro)6.4 million from a loss of
(euro)9.2 million in the nine months ended September 30, 2002 to a loss of
(euro)2.8 million in the nine months ended September 30, 2003. This improvement was principally attributable to the increase in operating income of Antenna Internet and Antenna TV, to the decrease in operating losses of Daphne, Nova Bulgaria and Antenna Radio and, to a lesser extent, to an increase of income from Antenna School and Heaven Music. Additionally, the improvement was also a result of the underlying increase in other income, a decrease in interest expense and an increase in foreign exchange gains. The improvement was partially offset by an increase in provision for income tax.

LIQUIDITY AND CAPITAL RESOURCES

         We have historically funded our operations, expenditures for programming, working capital requirements and capital expenditures principally through a combination of equity contributions, indebtedness and cash flow from operations. As a result of our delisting we have no access to the equity capital markets.

1.       FUTURE COMMITMENTS AND FUNDING SOURCES

         At September 30, 2003, our contractual cash commitments, with initial or remaining terms, are as follows (all amounts in thousands of euro):

--------------------------------------------------------------------------------------------------------------------------------
                                                      PAYMENTS DUE BY PERIOD
--------------------------------------------------------------------------------------------------------------------------------
                                      01/10/2003-    01/10/2004-     01/10/2005-     01/10/2006-     01/10/2007-
CONTRACTUAL OBLIGATIONS      TOTAL    30/09/2004     30/09/2005      30/09/2006      30/09/2007      30/09/2008      THEREAFTER
--------------------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT (1)           202,080         --             --              --          60,330         141,750             --
--------------------------------------------------------------------------------------------------------------------------------
CAPITAL LEASE OBLIGATIONS      2,162        824            624             568             145              --             --
--------------------------------------------------------------------------------------------------------------------------------
OPERATING LEASES              11,357      3,447          3,171           2,911             469             495            864
--------------------------------------------------------------------------------------------------------------------------------
OTHER LONG-TERM
   OBLIGATIONS (2)             2,420        398             92              92              91              --          1,747
--------------------------------------------------------------------------------------------------------------------------------
TOTAL CONTRACTUAL
   CASH OBLIGATIONS          218,019      4,669          3,887           3,571          61,035         142,245          2,611
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
                                      01/10/2003-    01/10/2004-     01/10/2005-     01/10/2006-     01/10/2007-
CONTRACTUAL OBLIGATIONS      TOTAL    30/09/2004     30/09/2005      30/09/2006      30/09/2007      30/09/2008      THEREAFTER
--------------------------------------------------------------------------------------------------------------------------------
UTILIZED LINES
   OF CREDIT (3)              17,301     17,301             --              --              --              --             --
--------------------------------------------------------------------------------------------------------------------------------
LETTERS OF GUARANTEE (4)       9,505      9,119            193             193              --              --             --
--------------------------------------------------------------------------------------------------------------------------------
OTHER COMMITMENTS (5)         15,245         --          5,589           4,721           4,935              --             --
--------------------------------------------------------------------------------------------------------------------------------
TOTAL COMMERCIAL
   COMMITMENTS                42,051     26,420          5,782           4,914           4,935              --             --
--------------------------------------------------------------------------------------------------------------------------------

(1) Long-term debt is comprised of our senior notes and long-term indebtedness. Our US dollar-denominated senior notes due 2007 are redeemable, in whole or in part, at our option at any time after August 12, 2002. Our euro-denominated senior notes due 2008 are redeemable, in whole or in part at our option at any time on or after June 11, 2005. The above payment schedule does not give effect to the repurchases of our senior notes from time to time.

(2) Other long-term obligations represent payables to related parties, employee retirement benefits and long-term provision.

(3)      Revolving credit.

(4) The amount reflects the letters of guarantee issued by us primarily to Endemol Entertainment and Fox (Twentieth Century) as at September 30, 2003.

(5)      The amount reflects commitments for licensed film rights.

         As of September 30, 2003, we had approximately (euro)204.2 million of long-term debt (which includes the current portion of capital lease obligations of (euro)0.8 million). This debt primarily consists of our senior notes due 2007 and our senior notes due 2008, and to a lesser extent, (euro)2.2 million of long-term obligations under capital lease (including the current portion).

         As of September 30, 2003, we had approximately (euro)17.3 million of bank overdrafts and short-term borrowings. Bank overdrafts and short-term borrowings primarily consisted of Daphne borrowings of (euro)15.6 million dominated in euro. It also included short-term borrowings of (euro)1.6 million of debt under a revolving facility assumed as part of the acquisition of Antenna Radio dominated in yen and euro. We had unused bank lines at September 30, 2003 of (euro)38.1 million, of which Antenna TV had unused bank lines at September 30, 2003 of (euro)28.2 million.

         Our principal use of funds are payments for programming (which includes cash expenditures for programming aired during the period plus cash expenditures for programming to be aired in the future), which expenditures totaled
(euro)36.9 million in the nine months ended September 30, 2002 and (euro)28.4 million in the nine months ended September 30, 2003.

         OPERATING ACTIVITIES. Net cash used in operating activities was
(euro)12.6 million in the nine months ended September 30, 2002 compared to
(euro)8.2 million in the nine months ended September 30, 2003. The decrease of
(euro)4.4 million in cash used in operating activities was mainly due to better operating results and to lower payments for programming.

         INVESTING ACTIVITIES. Net cash used in investing activities was
(euro)2.6 million in the nine months ended September 30, 2002 and (euro)6.3 million in the nine months ended September 30, 2003, reflecting the digitalization of our printing equipment at Daphne and the purchase of other equipment.

         FINANCING ACTIVITIES. Net cash used in financing activities was
(euro)3.5 million in the nine months ended September 30, 2002 compared to
(euro)5.2 million in the nine months ended September 30, 2003. The increase in net cash used in financing activities in the nine months ended September 30, 2003 was attributable to the partial repurchase of certain of our senior notes and to the reduction of bank overdrafts and short term borrowings.

OFF-BALANCE SHEET ARRANGEMENTS

         We have no off-balance sheet arrangements.

INFLATION

         Greece experienced average annual rates of inflation of 4.8% during 1998, 2.6% during 1999, 3.2 % during 2000, 3.5 % during 2001 and 3.5% during
2002.

RECENT ACCOUNTING PRONOUNCEMENTS

         ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES.

         In June 2002, the FASB issued Statement No. 146, ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3., LIABILITY RECOGNITION FOR CERTAIN EMPLOYEE TERMINATION BENEFITS AND OTHER COSTS TO EXIT AN ACTIVITY (INCLUDING CERTAIN COSTS INCURRED IN A RESTRUCTURING).

         SFAS No. 146 applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS No. 144 ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LOVED ASSETS. Those costs include, but are not limited to:

termination benefits provided to current employees that are involuntarily terminated under the terms of a benefit arrangement that, in substance, is not an ongoing benefit arrangement or an individual deferred compensation contract; costs to terminate a contract that is not a capital lease; costs to consolidate facilities or relocate employees. SFAS No. 146 does not apply to costs associated with the retirement of long lived assets covered by the FASB Statement No. 143, ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS.

         Generally a liability for exit or disposal activity costs shall be recognized and measured at its fair value in the period in which the liability is incurred (except for a liability for one-time termination benefits that is incurred over time). In the unusual circumstances in which fair value cannot be reasonably estimated, the liability shall be recognized in the period in which the fair value can be reasonably estimated.

         The provisions of SFAS No. 146 are effective for exit or disposal activities initiated after December 31, 2002. The adoption of this statement did not have a material impact on our consolidated operating results or financial position.

         FASB INTERPRETATION NO. 45.

         In November 2002, the FASB issued Interpretation No. 45, "GUARANTORS'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES, INCLUDING INDIRECT GUARANTEES OF INDEBTEDNESS OF OTHERS". Interpretation No. 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under the guarantee. The disclosure provisions of Interpretation No. 45 are effective for financial statements of annual periods that end after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The application of Interpretation No. 45 did not have a material impact on our consolidated operating results or financial position.

         SFAS NO. 148.

         In December 2002, the FASB issued Statement No. 148, "ACCOUNTING FOR STOCK BASED COMPENSATION - TRANSITION AND DISCLOSURE". This statement amends FASB Statement No. 123, "ACCOUNTING FOR STOCK BASED Compensation", to provide alternative methods of transition to SFAS 123's fair value method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure in the summary of significant accounting polices of the effects of an entity's accounting policy with respect to stock based employee compensation on reported net income and earnings per share in annual financial statements. SFAS No. 148's amendment of the transition and annual disclosure requirements are effective for fiscal years ended after December 15, 2002. Presently the Company has no stock-based compensation awards to its employees and directors.

         FASB INTERPRETATION NO. 46.

         In January 2003, the FASB issued Interpretation No. 46 CONSOLIDATION OF VARIABLE INTEREST ENTITIES, AN INTERPRETATION OF ARB NO. 51. Interpretation No. 46 addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation No. 46. Interpretation No. 46 applies immediately to variable interest in variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains on interest after that date. It applies in the fiscal year or interim period ending after December 15, 2003 for variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. We believe that the impact of Interpretation No. 46 on our consolidated operating results or financial position will be immaterial.

         SFAS NO. 149

         In April 2003, FASB issued Statement No. 149, AMENDMENT OF STATEMENT 133 ON DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING

ACTIVITIES). SFAS No. 149 requires that contracts with comparable characteristics be accounted for similarly as this will result in more consistent reporting of contracts as either derivatives or hybrid instruments. SFAS No. 149 is effective on a prospective basis for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. The provisions of SFAS No. 149 that relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, paragraphs 7(a) and 23(a) of SFAS No. 149, which relate to forward purchases or sales of WHEN-ISSUED securities or other securities that do not yet exist, should be applied to both existing contracts and new contracts entered into after June 30, 2003. Presently we have no derivative instruments or hedging activities.

         SFAS NO. 150

         In May 2003, FASB issued Statement No. 150, ACCOUNTING OF CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY. SFAS No.150 establishes standards on how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Some of the provisions of this Statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, ELEMENTS OF FINANCIAL STATEMENTS. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. For financial instruments created before the issuance date of SFAS No. 150, and still existing at the beginning of the interim period of adoption, the effect will be reported as a cumulative effect of a change in accounting principle. Restatement is not permitted. The adoption of SFAS No. 150 did not have a material impact on our consolidated operating results or financial position.

ITEM 3.           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN EXCHANGE RISK MANAGEMENT

         Since January 1, 2002, our functional currency is the euro. Prior to that date, our functional currency was the drachma. However, certain of our revenue, operating costs and expenses are denominated in foreign currencies. Transactions involving other currencies are converted into euro using the exchange rates in effect at the time of the transactions. Assets and liabilities denominated in other currencies are stated at the euro equivalent using exchange rates in effect at period-end. Non-euro denominated revenue, principally from licensing and distribution of programming outside Greece, accounted for
(euro)6.1 million, or 4.8%, of total net revenue in the nine months ended September 30, 2003 and (euro)5.5 million, or 4.9%, of total net revenue in the nine months ended September 30, 2002. Our non-euro denominated operating costs, principally foreign-produced programming invoiced in U.S. dollars, accounted for 3.7% of total net revenue in the nine months ended September 30, 2003. Non-euro denominated indebtedness (primarily U.S. dollars) totaled (euro)61.3 million at September 30, 2003. Gains and losses resulting from exchange rate fluctuations are reflected in the statements of operations.

         Historically, advertising in most forms of media has been correlated to general economic conditions. Since substantially all of our operations are conducted in Greece, our operating results will depend to a certain extent on the prevailing economic conditions in Greece. In addition, a significant proportion of our revenue is in euro. We expect to increase modestly the level of non-euro denominated revenue as a result of our strategy of increasing our sales of programming to Greek-speaking audiences residing outside Greece and to other markets.

         At times, we may hedge elements of our currency exposure through use of derivative instruments such as forward exchange agreements and currency options, though we might also consider interest rate swaps. We are continuously evaluating alternatives for future hedging opportunities. Derivatives involve, to varying degrees, market exposure and credit risk. Market exposure means that changes in interest rates or currency exchange rates cause the value of financial instruments to decrease or increase or its obligations to be more or less costly to settle. When used for risk management purposes, any gains or losses on the derivatives will offset losses or gains on the asset, liability or transaction being hedged.

         We have experienced net foreign exchange losses in the past, and we could experience them in the future if foreign exchange rates shift in excess of the risk covered by hedging arrangements. Credit risk will arise if a counter party fails to perform its obligations. We intend to minimize credit risk by entering into contracts only with highly credit rated counter parties and through internal limits and monitoring procedures.

         We record financial instruments to which we are a party in the balance sheet at fair value.

         The tables below present the principal, cash flows and related weighted average interest rates by expected maturity date of our indebtedness that may be sensitive to foreign currency exchange rate fluctuations:

                                                                       SEPTEMBER 30, 2003
                                                                       ------------------
FINANCIAL INSTRUMENT                                       MATURITY (2007)              FAIR VALUE
--------------------                                       ---------------              ----------
                                                              ((EURO))            ((EURO))       ($)
                                                                         (in millions)
Senior notes due 2007 ($70.3 million)................            60.3               59.3         69.1
Average interest rate................................            10.1%                      --

         The average interest rate represents the stated interest rate of 9% plus amortization of deferred issuance costs.

                                                                       SEPTEMBER 30, 2003
                                                                       ------------------
FINANCIAL INSTRUMENT                                       MATURITY (2008)              FAIR VALUE
--------------------                                       ---------------              ----------
                                                              ((EURO))            ((EURO))       ($)
                                                                         (in millions)
Senior notes due 2008 (Euro 141.7  million)..........           141.7              138.9        161.8
Average interest rate................................            10.5%                      --

         The average interest rate represents the stated interest rate of 9.75% plus amortization of deferred issuance costs.

INTEREST RATE RISK MANAGEMENT

         We manage interest rate risk by financing non-current assets and a portion of current assets with equity, long-term liabilities and long-term debt with fixed interest rates.

         The tables below present the principal, cash flows and related weighted average interest rates by expected maturity date of our indebtedness that may be sensitive to interest rate fluctuations:

                                                                       SEPTEMBER 30, 2003
                                                                       ------------------
FINANCIAL INSTRUMENT                                       MATURITY (2007)              FAIR VALUE
--------------------                                       ---------------              ----------
                                                              ((EURO))            ((EURO))       ($)
                                                                         (in millions)
Senior notes due 2007 ($70.3 million)................            60.3               59.3         69.1
Average interest rate................................            10.1%                      --

         The average interest rate represents the stated interest rate of 9% plus amortization of deferred issuance costs.

                                                                       SEPTEMBER 30, 2003
                                                                       ------------------
FINANCIAL INSTRUMENT                                       MATURITY (2008)              FAIR VALUE
--------------------                                       ---------------              ----------
                                                              ((EURO))            ((EURO))       ($)
                                                                         (in millions)
Senior notes due 2008 (Euro 141.7 million)...........           141.7              138.9        161.8
Average interest rate................................            10.5%                      --

         The average interest rate represents the stated interest rate of 9.75% plus amortization of deferred issuance costs.

OTHER INFORMATION

ITEM 4.           OTHER INFORMATION

DELISTING OF OUR ADSS FROM THE NASDAQ NATIONAL MARKET, TERMINATION OF THE DEPOSIT AGREEMENT RELATING TO OUR ADSS AND DEREGISTRATION FROM THE EXCHANGE ACT.

         As we previously disclosed, our four principal shareholders, Holnest Investments Limited, Globecast Holdings Limited, Altavista Global Holdings Limited, Praxis Global Investments Limited, Minos Kyriakou and our Chairman, Minos Kyriakou, our Vice Chairman, Theodore Kyriakou and two of our directors, Xenophon Kyriakou and Athina Kyriakou (collectively, the "Offerors") made a tender offer to purchase all of our outstanding ordinary shares and ADSs not already owned by the Offerors or their affiliates for $2.40 per ordinary share ($1.20 per ADS). The offer was completed on Friday, January 17, 2003, at 5:00 p.m., New York City time. Pursuant to the offer, the Offerors acquired 320,400 ordinary shares and 7,512,087 ADSs, representing approximately 3,756,043.5 ordinary shares. Immediately following the expiry of the offer and a subsequent offering period, the Offerors and their affiliates owned 19,525,289.5 ordinary share.

         Following the expiry of the offer, certain of the Offerors acquired an additional 56,083 ADS for a purchase price of $1.20 per ADS through privately negotiated transactions. As of July 30, 2003, the Offerors collectively own 19,553,331 ordinary shares representing approximately 98.5% of our total paid-up share capital.

         On June 20, 2003, we announce that we filed with The Nasdaq National Market a request to delist our ADSs. On June 25, 2003 our ADSs were delisted from Nasdaq and we provided notice to The Bank of New York of the termination, effective September 24, 2003 of our Depositary Receipt Program. Also on June 25, 2003, we filed a Form 15 with the SEC to terminate the registration of our equity and debt securities under the Exchange Act.

         As a result of the termination of the Depositary Program, former holders of ADSs that did not tender to the offer will receive ordinary shares (one half of one ordinary share per ADS) on the effective date of the termination. The ordinary shares are no longer listed on any securities exchange, and there are transfer procedures under Greek corporate law, Greek tax law and the Greek media law that restrict the ability to transfer ordinary shares. The ordinary shares are subject to ownership restrictions provided for in the Greek media law.


FORWARD-LOOKING STATEMENTS

         We are hereby providing cautionary statements identifying important factors that could cause our actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Reform
Act) made in this Quarterly Report. Statements relating to our advertising growth expectations and any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of the words or phrases such as "will likely result," "are expected to," "will continue," "is anticipated,"

"estimated," "intends," "plans," "projection" and "outlook") are not historical facts and may be forward-looking and, accordingly, such statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the factors discussed throughout this Quarterly Report and in our Annual Report on Form 20-F for the fiscal year ended December 31, 2002. Among the key factors that have a direct bearing on our results of operations are:

         o changes in economic cycles and general uncertainty related to possible terrorist attacks;

         o our ability to successfully implement our growth and operating strategies;

         o competition from other broadcast companies, media and new technologies;

         o        fluctuation of exchange rates; and

         o        changes in the laws and government regulations.

These and other factors are discussed herein under "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Quarterly Report.

         Because the risk factors referred to in this Quarterly Report and our Annual Report on Form 20-F could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made in this Quarterly Report by us or on our behalf, you should not place undue reliance on any of these forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors will emerge in the future, and it is not possible for us to predict which factors they will be. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those described in any forward-looking statements.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   ANTENNA TV S.A.
                                   (Registrant)


                                   By:  /s/ Nikolaos Angelopoulos
                                        ---------------------------------------
                                        Name:   Nikolaos Angelopoulos
                                        Title:  Chief Financial Officer


Dated: November 13, 2003